UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

MapInfo Corporation

(Name of Subject Company)

MapInfo Corporation

(Name of Person Filing Statement)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

565105103

(CUSIP Number of Class of Securities)

Jason W. Joseph, Esq.

General Counsel and Secretary

MapInfo Corporation

One Global View

Troy, New York 12180

(518) 285-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Jay E. Bothwick, Esq.

David A. Westenberg, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State St.

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is MapInfo Corporation, a Delaware corporation (“MapInfo” or the “Company”). The address of the principal executive offices of the Company is One Global View, Troy, New York 12180, and the Company’s telephone number is (518) 285-6000.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule”) relates to the common stock, $0.002 par value per share, of the Company (the “Common Stock”). As of March 12, 2007, there were 21,768,166 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

The Company is the person filing this Schedule. The information about the Company’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference.

Tender Offer

This Schedule relates to the tender offer by Magellan Acquisition Corp., a Delaware corporation (“Offeror”) and wholly-owned subsidiary of Pitney Bowes Inc., a Delaware corporation (“Pitney Bowes” or “Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Offeror and Parent with the Securities and Exchange Commission (the “SEC”) on March 22, 2007, pursuant to which Offeror is offering to purchase all of the issued and outstanding shares of Common Stock at a price of $20.25 per share, net to the holder thereof in cash, without interest, less any required withholding and transfer taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 14, 2007 (as such agreement may be amended from time to time, the “Merger Agreement”), among Parent, Offeror and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”). As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by Parent or its subsidiaries, or stockholders, if any, who properly exercise their appraisal rights under the DGCL). Following the Effective Time, the Company will continue as a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Offeror is One Elmcroft Road, Stamford, Connecticut 06926-0700.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule (the “Information Statement”) as Annex I or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates, or (ii) Parent, Offeror, or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Offeror’s right to designate persons to the Board of Directors of the Company (the “MapInfo Board”) other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

In the case of each plan or agreement discussed below to which the term “change in control” applies, the consummation of the Offer would constitute a change in control.

Arrangements with Current Executive Officers and Directors of the Company

Interests of Certain Persons

Certain members of the Company’s management and the MapInfo Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The MapInfo Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

Cash Consideration Payable Pursuant to Offer

If the Company’s directors and executive officers were to tender the shares of Common Stock that they own for purchase pursuant to the Offer, they would receive the same cash consideration per share of Common Stock on the same terms and conditions as the other stockholders of the Company. As of March 14, 2007, the Company’s directors and executive officers beneficially owned in the aggregate 44,480 shares of Common Stock (excluding options to purchase shares of Common Stock). If the directors and executive officers were to tender all 44,480 shares of Common Stock beneficially owned by them for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Offeror, the directors and officers would receive an aggregate of $900,720 in cash.

In addition, pursuant to the Merger Agreement, any options to purchase shares of Common Stock outstanding immediately prior to the Effective Time will be accelerated in full. At the Effective Time, such options will automatically be cancelled and the holder thereof will be entitled to receive an amount in cash equal to the excess, if any, of the Offer Price over the per share exercise price of such option, multiplied by the number of shares of Common Stock issuable upon exercise of such option. As of March 14, 2007, the Company’s directors and executive officers held options to purchase 2,019,010 shares of Common Stock in the aggregate, 645,810 of which were unvested, with exercise prices ranging from $3.21 to $14.21 and an aggregate weighted exercise price of $9.7834 per share. Therefore, at the Effective Time, in consideration for the cancellation of the options held by the directors and officers, the directors and officers would be entitled to receive an aggregate of $19,938,557 in cash.

Cavalier Agreement

On December 7, 2006, the Company entered into an employment agreement with John C. Cavalier (the “Cavalier Agreement”), the term of which commenced on December 7, 2006 and continues until the date of the Company’s 2008 annual meeting of stockholders. Pursuant to the Cavalier Agreement, Mr. Cavalier will be paid a base salary of $120,000 per year commencing on February 13, 2007, the date of the Company’s 2007 annual meeting of stockholders. From December 7, 2006 through February 13, 2007, Mr. Cavalier was paid a base salary at a rate of $220,000 per year. Pursuant to the Cavalier Agreement, upon a change in control of the Company, where Mr. Cavalier is not the surviving Chairman, or is offered a position not acceptable to him, then, at his option, his employment shall terminate upon such change in control, and he shall be entitled to receive a severance payment of $120,000, continued health and dental insurance coverage for three years, and all unexpired and unvested stock options to purchase Common Stock issued to Mr. Cavalier prior to December 7, 2006 shall be exercisable immediately as of the date of such change in control. The foregoing summary of the Cavalier Agreement is qualified in its entirety by the full text of the Cavalier Agreement, which is filed herewith as Exhibit (e)(2), and is incorporated herein by reference.

Other Employment Agreements

On December 28, 2006, the Company entered into employment agreements with the following executive officers: Mark P. Cattini, President and Chief Executive Officer; Michael Hickey, Chief Operating Officer; K. Wayne McDougall, Vice President and Chief Financial Officer; George Moon, Chief Technology Officer; and Daniel T. Gerron, Vice President, Business Planning. On December 29, 2006, the Company entered into an employment agreement with James D. Scott, Vice President, Engineering. The following summary of the employment agreements is qualified in its entirety by the full text of the employment agreements, which are filed herewith as Exhibits (e)(3), (e)(4), (e)(5), (e)(6), (e)(7) and (e)(8), and are incorporated herein by reference.

Each of the employment agreements is for a term commencing October 1, 2006 and ending September 30, 2009. Under each employment agreement, if the executive terminates his employment for good reason, as defined in the agreement, he will receive his annual compensation for the remainder of the term of the agreement plus a lump sum payment equivalent to his highest annual remuneration (consisting of base salary and actual incentive compensation) achieved during the immediately preceding three-year period. Upon any change in control of the Company (as defined in the agreement) where the executive is not the surviving executive with the same job title, or is offered a position not acceptable to him, the Company or the controlling company shall pay the executive as severance a lump-sum payment equivalent to two times his highest annual remuneration (consisting of base salary and actual incentive compensation) achieved during the immediately preceding five-year period, and the Company shall continue for a period of three years the executive’s health and dental insurance. Under the employment agreements, all unexpired and unvested stock options to purchase Common Stock of the Company shall be exercisable immediately as of the date of such change in control. If the Company terminates the executive’s employment for cause (as defined in the agreement), the Company shall pay his full base salary through the date of termination at the rate in effect at the time the notice is given and any incentive compensation earned through the date of termination. If the executive terminates his agreement by resigning prior to the conclusion of its term, he shall receive a payment equal to six months of his then current base salary, provided that the executive is available for transition consulting services for a period of six months. In all events, separation payments are conditioned upon the execution of a general release in favor of the Company.

Pursuant to Mr. Cattini’s employment agreement, Mr. Cattini shall be employed in the position of President and Chief Executive Officer and will receive a base salary of $472,500 per annum and he will be eligible to receive incentive compensation of up to 75% of his annual base salary, payable quarterly, based on achieving targeted Company objectives and up to 150% of base salary for achieving above targeted objectives as outlined each fiscal year in Mr. Cattini’s approved incentive compensation plan. In the event that Mr. Cattini’s employment is terminated for a reason other than cause, Mr. Cattini shall be reimbursed up to $150,000 for the receipted expenses of moving his household and family from New York to the United Kingdom.

Pursuant to Mr. Hickey’s employment agreement, Mr. Hickey shall be employed in the position of Chief Operating Officer and will receive a base salary of $310,000 per annum and he will be eligible to receive incentive compensation of up to 75% of his annual base salary, payable quarterly, based on achieving targeted Company objectives and up to 140% of base salary for achieving above targeted objectives as outlined each fiscal year in Mr. Hickey’s approved incentive compensation plan.

Pursuant to Mr. McDougall’s employment agreement, Mr. McDougall shall be employed in the position of Vice President and Chief Financial Officer and will receive a base salary of $275,000 per annum and he will be eligible to receive incentive compensation of up to 60% of his annual base salary, payable quarterly, based on achieving targeted Company objectives and up to 100% of base salary for achieving above targeted objectives as outlined each fiscal year in Mr. McDougall’s approved incentive compensation plan.

Pursuant to Mr. Moon’s employment agreement, Mr. Moon shall be employed in the position of Chief Technology Officer and will receive a base salary of $275,228 per annum and he will be eligible to receive incentive compensation of up to 35% of his annual base salary, payable quarterly, based on achieving targeted Company objectives and up to 95% of base salary for achieving above targeted objectives as outlined each fiscal year in Mr. Moon’s approved incentive compensation plan.

Pursuant to Mr. Gerron’s employment agreement, Mr. Gerron shall be employed in the position of Vice President, Business Planning and will receive a base salary of $181,656 per annum and he will be eligible to receive incentive compensation of up to 35% of his annual base salary, payable quarterly, based on achieving targeted Company objectives and up to 70% of base salary for achieving above targeted objectives as outlined each fiscal year in Mr. Gerron’s approved incentive compensation plan.

Pursuant to Mr. Scott’s employment agreement, Mr. Scott shall be employed in the position of Vice President, Engineering and will receive a base salary of $169,708 per annum and he will be eligible to receive incentive compensation of up to 35% of his annual base salary, payable quarterly, based on achieving targeted Company objectives and up to 50% of base salary for achieving above targeted objectives as outlined each fiscal year in Mr. Scott’s approved incentive compensation plan.

Retention Agreements with Parent

On March 14, 2007, Parent entered into retention agreements (the “Retention Agreements”), which will become effective upon the completion of the Merger, with nine senior employees of the Company, including the following four executive officers: Messrs. Cattini, Hickey, Gerron and Scott (such four executive officers, the “Continuing Executives”). The Retention Agreements will supercede any prior employment agreements, including those described above. The following summary of the Retention Agreements is qualified in its entirety by the full text of the Retention Agreements, which are filed herewith as Exhibits (e)(9), (e)(10), (e)(11) and (e)(12), and are incorporated herein by reference.

The Retention Agreements provide that the Continuing Executives will continue to provide services to the Company following the Merger. The executives, and their titles following the Merger, are: Mark P. Cattini, President of the Company; Michael Hickey, Vice President and General Manager, Pitney Bowes and Executive Vice President of Operations of the Company; Daniel T. Gerron, Vice President of Strategy & Business Development of the Company; and James D. Scott, Vice President—Engineering of the Company.

The Retention Agreements provide that the initial salary for each Continuing Executive is substantially the same as their current salaries; each Continuing Executive will be eligible for annual bonuses, with the target and maximum percentages substantially the same as under as their current bonus programs but based on new metrics. Additionally, each Continuing Executive will be eligible to receive a retention bonus in an amount between 20% and 30% of base salary payable on each of the first and second anniversary of the closing of the Offer, or in the event of termination without cause by Parent.

Upon termination without “cause,” each Continuing Executive will be eligible to receive severance pursuant to Pitney Bowes’s severance plan and applicable Pitney Bowes severance practices, and will receive any unpaid portions of their retention bonuses. For this purpose, “cause” is generally defined as (i) the material failure on the part of the executive to perform his duties, (ii) material dishonesty or gross misconduct by the executive in the performance of his duties, (iii) injury caused by the executive to the reputation of the Company, (iv) a material breach of a covenant, or (v) conviction of the Continuing Executive or the Continuing Executive’s pleading guilty or no contest to a crime involving moral turpitude or to a felony.

Subject to the approval of the compensation committee of Parent’s board of directors, Parent will grant to each of Messrs. Cattini and Hickey an award of restricted stock units, following the three-month anniversary of the Merger. The restricted stock units would be subject to the terms of Parent’s stock plan and would vest on the fourth anniversary of the date of grant subject to the executive’s continued employment through such date. Each of Messrs. Gerron and Scott will be eligible to receive annual equity award grants pursuant to Parent’s stock plan, in an amount substantially similar to the amount of awards granted to similarly situated executives.

Pursuant to the Merger Agreement, immediately prior to the closing, the Company will make lump sum payments to each of the Continuing Executives, in lieu of severance payments that could have become payable following the Merger under the change in control provisions of their pre-existing employment agreements. The lump sum payments to the Continuing Executives total $3,640,418, and are subject to the execution by the Continuing Executives of a general release.

Messrs. Moon, McDougall and Cavalier will resign from the Company in connection with the Merger, effective upon the closing of the Offer. Termination payments in the aggregate amount of $1,879,493 will be paid to Messrs. Moon, McDougall and Cavalier pursuant to their pre-existing employment agreements with the Company, and each will be entitled to the continuation of certain welfare benefits. Such payments will be made upon the closing, or the date which is six months and one day following the closing, if required by Section 409A of the Internal Revenue Code of 1986, as amended, and are subject to the execution of a general release.

Indemnification of Officers and Directors

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to the payment of expenses incurred and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Court of Chancery of Delaware determines that such indemnification is proper under the circumstances.

Article SEVENTH of the Company’s Certificate of Incorporation, as amended (the “Charter”), generally provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Article EIGHTH of the Charter generally provides that a director or officer of the Company (a) shall be indemnified by the Company against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Company) brought against him or her by virtue of his or her position as a director or officer of the Company or by reason of his agreement to serve, at the request of the Company, as a director, officer, trustee, or in a similar capacity with another corporation or entity if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful and (b) shall be indemnified by the Company against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Company brought against him or her by virtue of his or her position as a director or officer of the Company or by reason of his agreement to serve, at the request of the Company, as a director, officer, trustee, or in a similar capacity with another corporation or entity if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the Court of Chancery of Delaware determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he or she is required to be indemnified by the Company against all expenses (including attorneys’ fees) reasonably incurred in connection therewith.

Indemnification is required to be made unless the Company, the Company’s stockholders, independent legal counsel or a court of competent jurisdiction determines, by clear and convincing evidence promptly and within 60 days after receipt of a request for indemnification that the applicable standard of conduct required for indemnification has not been met. In the event of a determination that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Company fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Company notice of the action for which indemnity is sought, and the Company has the right to participate in such action or assume the defense thereof.

Expenses shall be advanced to a director or officer at his request, unless it is determined that he or she did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding had reasonable cause to believe that his or her conduct was unlawful, provided that he or she undertakes to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification for such expenses.

The Charter also provides that the indemnification provided therein is not exclusive, and provides that in the event that the DGCL is amended to expand the indemnification permitted to directors or officers, the Company must indemnify those persons to the fullest extent permitted by such law as so amended.

The Charter also permits the Company to procure insurance for itself and any director, officer, employee or agent of the Company against any expenses, liabilities or losses incurred by him or her in any such capacity, whether or not the Company would otherwise have the power to indemnify such person against such expenses, liabilities or losses under the DGCL. The Company maintains a general liability insurance policy covering certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacity as directors or officers.

The Merger Agreement provides that, from and after the Effective Time, each of Parent and the Company will, jointly and severally, indemnify and hold harmless each person who was, as of March 14, 2007, or has been at any time prior to March 14, 2007, or who becomes prior to the Effective Time, a director or officer of the Company or any of its subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of the Company or any of its subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. Each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Company within ten business days of receipt by Parent or the Company from the Indemnified Party of a request therefor, provided that any such Indemnified Party provides an undertaking, to the extent required by the DGCL, to repay such advancement if it is ultimately determined that the Indemnified Party is not entitled to be indemnified.

In addition, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Company will contain, and Parent will cause the certificate of incorporation and bylaws of the Company so to contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its subsidiaries than were set forth in the certificate of incorporation and bylaws of the Company in effect prior to the date of the Merger Agreement.

The Company and Parent have also agreed that the Company will maintain, and Parent will cause the Company to maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time the current policies of the directors’ and officers’ liability insurance maintained by the Company (the “Current D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), so long as the annual premium is not in excess of 250% of the last annual premium paid by the Company prior to the Effective Time (such 250%, the “Maximum Premium”). Parent or the Company may, in the alternative, purchase a prepaid “tail” insurance policy on the Current D&O Insurance for a period of six years from the Effective Time. If the Company’s existing insurance expires, is terminated or canceled during such six-year period or exceeds the Maximum Premium, the Company will obtain, and Parent shall cause the Company to obtain, as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Parties than the Company’s existing directors’ and officers’ liability insurance.

Material Proceedings

None.

Arrangements with Offeror and Parent

Merger Agreement

The summary of the Merger Agreement contained in the section of the Offer to Purchase titled “The Offer—The Merger Agreement; Other Arrangements” is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the agreement, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Confidentiality Agreement

On December 19, 2006, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), containing customary provisions, pursuant to which, among other matters, each party agreed to keep confidential all information furnished to it or its representatives by the other party, to use such material solely for purposes of evaluating and negotiating a possible transaction between the parties and not to disclose the fact that discussions are taking place concerning a possible negotiated transaction between the parties or the status thereof. Parent agreed that, for a period of 18 months from the date of the Confidentiality Agreement, unless specifically invited in writing by the Company, neither Parent nor any of its affiliates would directly or indirectly, (a) effect or seek: (i) the acquisition of any securities or assets of the Company, (ii) any tender or exchange offer, merger or other business combination involving the Company, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the Company; (b) participate in a group (as defined under the Exchange Act) with respect to any securities of the Company; (c) seek to influence in any manner the management, the board of directors or policies of the Company; or (d) take any action which could require the Company to make any public disclosure with respect to the matters above. Subject to specified exceptions, for a period of 18 months from the date of the Confidentiality Agreement, Parent agreed not to solicit the employment of or hire any employee of the Company. The obligations set forth in the Confidentiality Agreement expire on the third anniversary of initial disclosure of information. The summary of the Confidentiality Agreement contained herein is qualified by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(13) and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

Recommendation of the MapInfo Board

The MapInfo Board, at a meeting duly called, by unanimous vote of all directors present at the meeting:

•

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the stockholders of the Company;

•	approved and declared advisable the Merger Agreement and the transactions contemplated thereby; and

•	recommended that the Company’s stockholders tender their shares of Common Stock in the Offer and, if required by applicable law, adopt the Merger Agreement.

A letter to stockholders communicating the MapInfo Board’s recommendation is filed herewith as Exhibit (a)(8) and is incorporated herein by reference.

Intent to Tender

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers, directors and affiliates who hold shares of Common Stock currently intend to tender all shares of Common Stock held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Background of the Transaction

From time to time, MapInfo’s management and the MapInfo Board have evaluated different strategies for enhancing stockholder value and enhancing MapInfo’s leadership position in the location intelligence software industry. As part of these evaluations, MapInfo has, from time to time, considered various strategic alternatives, including acquisitions, investments and business combinations. In addition, from October 2005 through September 2006, a number of third parties contacted MapInfo’s management expressing varying levels of interest in potentially acquiring MapInfo. During this time, members of MapInfo’s management met in person or via telephone with representatives of four separate private equity firms who had expressed an interest in potentially acquiring MapInfo. In each of these meetings, MapInfo’s management made a presentation based on publicly available information. MapInfo’s management regularly updated the MapInfo Board regarding these inquiries and meetings and the level of interest received.

Based on the interest received from potential financial acquirers, at a meeting held on October 13, 2006, the MapInfo Board established a special committee of independent directors (the “Special Committee”) for the purpose of evaluating MapInfo’s strategic alternatives, including the possible sale of MapInfo (a “Possible Transaction”), to direct and monitor the solicitation of proposals from, and negotiations with, third parties regarding a Possible Transaction, and to report to the MapInfo Board its recommendations and conclusions with respect to a Possible Transaction. The MapInfo Board also authorized the Special Committee to retain legal and financial advisors to assist it in this process. At a meeting held later that same day, the Special Committee engaged Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) as outside legal counsel and Richards, Layton & Finger, P.A. (“Richards Layton”) as special Delaware outside counsel.

On November 8, 2006, JPMorgan, Pitney Bowes’s financial advisor, contacted MapInfo’s management at the request of Pitney Bowes to inquire about interest in a meeting to discuss a possible transaction.

On November 14, 2006, the Special Committee met with representatives from WilmerHale to discuss issues involved in evaluating strategic alternatives, and interviewed representatives from Jefferies Broadview, a division of Jefferies & Company, Inc. (“Jefferies Broadview”). The Special Committee subsequently selected Jefferies Broadview to act as its financial advisor and signed an engagement letter with Jefferies Broadview dated December 4, 2006.

On November 28, 2006, MapInfo’s management informed JPMorgan that the MapInfo Board had established the Special Committee to explore, with the assistance of a financial advisor, MapInfo’s strategic alternatives, including its possible sale.

On December 5, 2006, the Special Committee authorized Jefferies Broadview to begin approaching private equity investors and strategic parties, including Pitney Bowes, on a list that had been developed with the input of the Special Committee, MapInfo management and Jefferies Broadview.

At a December 8, 2006 telephonic meeting of the Special Committee, Jefferies Broadview provided an update to the Special Committee and WilmerHale on the status of the process.

On December 11, 2006, JPMorgan contacted Jefferies Broadview on behalf of Pitney Bowes to discuss the possibility of a business combination transaction with MapInfo.

In December 2006, at the Special Committee’s request, Jefferies Broadview contacted 31 parties, including Pitney Bowes. Of the 31 parties contacted, 17 were strategic parties and 14 were private equity parties, including the four private equity parties who had previously contacted MapInfo’s management.

Between December 2006 and early February 2007, MapInfo negotiated and entered into confidentiality agreements with 16 parties, including Pitney Bowes and each of the four originally interested private equity parties (the confidentiality agreement between MapInfo and Pitney Bowes was dated December 19, 2006). Each party that executed a confidentiality agreement was provided with an executive summary containing non-public financial and other information concerning MapInfo.

At a December 22, 2006 telephonic meeting of the Special Committee, Jefferies Broadview provided an update to the Special Committee and WilmerHale on the status of the process.

Between January 4, 2007 and January 19, 2007, members of MapInfo’s management and representatives from Jefferies Broadview conducted initial meetings with 12 parties, including a meeting on January 12, 2007 with representatives from Pitney Bowes and JPMorgan. Of these 12 parties, ten were private equity parties and two were strategic parties. During each of these initial meetings, management provided a detailed presentation of MapInfo’s business. The members of MapInfo’s management who participated in these initial meetings were Mr. Cattini, Michael Hickey, COO, Wayne McDougall, Vice President and Chief Financial Officer, Daniel Gerron, Vice President, Business Planning, Scott Landers, Vice President, Finance, and Jason Joseph, General Counsel and Secretary.

On January 11, 2007, a telephonic meeting of the Special Committee was held at which Jefferies Broadview updated the Special Committee and WilmerHale on the status of the process.

On January 18 and 19, 2007, Jefferies Broadview distributed, on behalf of MapInfo, a detailed financial supplement package to each of the 12 parties that had met with MapInfo’s management, and, on January 25, 2007, a letter was sent to each of these 12 parties, outlining the process for submitting initial bids by the close of business on February 5, 2007.

During the week of January 22, 2007, MapInfo’s management and representatives from Jefferies Broadview conducted teleconferences to discuss the financial supplement package with ten of the 12 parties that had previously met with management, including a teleconference on January 25, 2007 with representatives from Pitney Bowes and JPMorgan.

On January 31, 2007, Jefferies Broadview contacted another strategic party, which was not one of the initial 31 parties contacted, that had expressed interest in MapInfo, and this party and MapInfo signed a confidentiality agreement on February 7, 2007. On February 8, 2007, MapInfo’s management, along with representatives from Jefferies Broadview, held an initial meeting with this party, and this party subsequently informed Jefferies Broadview that it was not interested in pursuing a business combination transaction with MapInfo.

On February 5, 2007, initial bids were received from eight parties. Pitney Bowes, which submitted an initial bid of $16.50 to $18.00 per share, was the only strategic party to submit an initial bid. The other initial bids ranged from $15.50 to $21.00 per share. The private equity party who submitted the lowest bid, a range of $15.50 to $17.50 per share, subsequently revised its bid to a range of $17.50 to $19.00 per share. After the revisions, the initial bids ranged from $16.00 to $21.00 per share. All bids were for cash.

At a telephonic meeting of the Special Committee held on February 6, 2007, representatives from Jefferies Broadview provided a summary of the eight initial bids received. Also present at this meeting were representatives from WilmerHale and Richards Layton. The Special Committee ultimately determined that the parties that had submitted the seven highest initial bids would be permitted to continue in the process, although one of these seven subsequently informed Jefferies Broadview that it was no longer interested in pursuing an acquisition of MapInfo.

Beginning on February 7, 2007, MapInfo provided the six remaining potential acquirers, including Pitney Bowes, with access to an online data room containing detailed financial, operating and other non-public information about MapInfo.

At a regularly scheduled meeting of the MapInfo Board held on February 13, 2007, MapInfo’s management provided the MapInfo Board with an update on the potential sale of MapInfo.

On February 17, 2007, a letter was sent to each of six remaining potential acquirers, including Pitney Bowes, providing instructions for submitting final bids by 12:00 p.m., eastern time, on March 5, 2007. The letter also included a draft merger agreement prepared by WilmerHale and Richards Layton, calling for the acquisition of MapInfo in a one-step cash merger, and draft disclosure schedules to the merger agreement, to be marked-up and submitted by each of the bidders to indicate their comments on the draft merger agreement.

Between February 14, 2007 and March 1, 2007, MapInfo’s management, along with representatives from Jefferies Broadview, conducted a day long due diligence meeting with each of the six remaining potential acquirers, including Pitney Bowes, and their respective advisors. Also during this period, MapInfo’s management, along with representatives from Jefferies Broadview, held multiple teleconferences with each of the six remaining potential acquirers and/or their advisors to respond to diligence questions.

The due diligence meeting between MapInfo’s management and representatives from Pitney Bowes, together with representatives from Jefferies Broadview and JPMorgan, was held on February 15, 2007 at a hotel in East Greenbush, New York. On that same day, Mr. Cattini met with Leslie R. Abi-Karam, Executive Vice President and President of the Document Messaging Technologies division of Pitney Bowes, to discuss management retention.

On February 21, 2007, one of the remaining originally interested private equity parties (referred to as “Financial Acquirer A”), along with another of the remaining originally interested private equity parties (referred to as “Financial Acquirer B”), informed Jefferies Broadview that they intended to submit their final bid together as a joint bid (referred to as “Financial Acquirer AB”). On February 28, 2007, representatives from Financial Acquirer AB met with Mr. Cattini and other management team members to discuss high-level cost and operating expectations following a closing, assuming Financial Acquirer AB was the successful bidder. At this meeting, Financial Acquirer AB informed Mr. Cattini that an immediate cost reduction of $12-$13 million in annualized expenses would be expected if it acquired MapInfo, and thereafter MapInfo’s management considered how such an expense reduction could be implemented and its implications for MapInfo’s business.

On February 23, 2007, Mr. Cattini met at MapInfo’s headquarters in Troy, New York with Ms. Abi-Karam and David Kleinman, Pitney Bowes’s Vice President of Corporate Development, to discuss Pitney Bowes’s strategy, high-level integration and management retention plans. On March 1, 2007, Mr. Cattini held a teleconference meeting with Ms. Abi-Karam and Mr. Kleinman to further discuss management retention issues, including the existing change-in-control arrangements between MapInfo and members of its management and the proposed treatment of such arrangements by Pitney Bowes.

On March 5, 2007, bid letters were received from Pitney Bowes, Financial Acquirer AB, and three other private equity parties (referred to as “Financial Acquirer C”, “Financial Acquirer D” and “Financial Acquirer E”). Financial Acquirer D submitted the lowest bid at $17.50 per share. Financial Acquirer AB submitted the next lowest bid at $18.10 per share, while Financial Acquirer E, who had previously submitted the highest initial bid at $21.00 per share, submitted a revised bid of $18.75 per share. Pitney Bowes submitted the next highest bid at $19.12 per share, and Financial Acquirer C submitted the highest bid at $19.25 per share. Each bid letter, other than the letter from Financial Acquirer E, was accompanied by a mark-up of the draft merger agreement. Pitney Bowes’s bid letter also indicated it would be willing to structure the acquisition as a tender offer followed by a merger rather than as a one-step merger. All bids were for cash.

On behalf of the Special Committee, Jefferies Broadview contacted each of the four highest final bidders on March 5 and March 6, 2007 and asked if it wished to modify its bid prior to the scheduled meeting of the Special Committee on March 7, 2007. Three of these bidders provided oral increases to their bids, and the fourth declined. Jefferies Broadview also inquired whether Financial Acquirer C, which appeared at that point to be one of the most qualified alternatives to Pitney Bowes, would be willing to consider a tender offer structure, and Financial Acquirer C declined. Following these discussions, the status of the bids was as follows (from lowest to highest):

Financial Acquirer D:	$17.50 per share
Financial Acquirer AB:	$18.10 per share (unchanged from bid letter)
Financial Acquirer E:	$19.25 per share (increased from $18.75)
Financial Acquirer C:	$19.60 per share (increased from $19.25)
Pitney Bowes:	$19.75 per share (increased from $19.12)

At a telephonic meeting of the Special Committee held on March 7, 2007, representatives from Jefferies Broadview reviewed each of the bids received. Also present at this meeting were Mr. Cattini, Mr. Joseph and representatives from WilmerHale and Richards Layton. Representatives from WilmerHale summarized the comments on the draft merger agreement provided by the bidders, and described the potential advantages and disadvantages of using a tender offer structure. A representative from Richards Layton advised the Special Committee with respect to its fiduciary duties under Delaware law. The Special Committee discussed the benefits, risks and conditions associated with, and the perceived relative value of, each proposal. In particular, the Special Committee noted that Pitney Bowes’s proposal was not conditioned on the receipt of financing or the completion of any further due diligence, but was conditioned upon receipt of approval from the board of directors of Pitney Bowes. The Special Committee also noted that the proposal from each of the other four bidders was conditioned upon receipt of financing and the completion of varying degrees of due diligence. In addition, Mr. Cattini offered his views on the long-term prospects of MapInfo as an independent company and the risks associated with executing MapInfo’s long-term strategy as a standalone public company.

Following discussion, the Special Committee instructed Jefferies Broadview to go back to the final bidders to seek their best and final offers, and authorized MapInfo to enter into a short-term exclusivity agreement if and when deemed necessary.

During the evening of March 7, 2007, Jefferies Broadview contacted Pitney Bowes and the other final bidders to attempt to increase their bids. In response, Financial Acquirer C, Financial Acquirer D and Financial Acquirer E indicated that they would not increase their bids any further. However, Financial Acquirer AB indicated orally that it would increase its bid to $20.00 per share.

On March 8, 2007, JPMorgan informed Jefferies Broadview that Pitney Bowes had received board approval to increase its bid above $19.75 per share but was no longer willing to participate in an auction process without an exclusivity agreement.

On the evening of March 8, 2007, a telephone conference was held in which Jefferies Broadview updated a member of the Special Committee, Mr. Cattini, Mr. Joseph and a representative from WilmerHale regarding the increased bid by Financial Acquirer AB and the feedback from Pitney Bowes. That same evening, a representative from Financial Acquirer AB informed Jefferies Broadview that Financial Acquirer B was no longer interested in pursuing an acquisition of MapInfo and that Financial Acquirer A would submit its best and final offer alone on the following day.

On the morning of March 9, 2007, Pitney Bowes submitted a final proposal to Jefferies Broadview offering to acquire MapInfo for $20.25 per share. In its letter, Pitney Bowes indicated that its offer was conditioned upon MapInfo entering into an agreement to negotiate exclusively with Pitney Bowes until a definitive agreement was signed or the MapInfo Board determined to stop negotiations with Pitney Bowes. The bid letter also reiterated that Pitney Bowes had received board approval and required no further due diligence, that the offer was not contingent on financing, and that the acquisition could be structured as a cash tender offer.

Also during the morning of March 9, 2007, a representative from Financial Acquirer A contacted Jefferies Broadview to indicate its final offer was $20.00 per share, but that the offer was contingent upon receiving an unconditional commitment from MapInfo’s management to reduce annualized operating costs by $12-$13 million immediately after closing an acquisition of MapInfo.

Immediately following a teleconference held at mid-day on March 9, 2007 among Messrs. Cattini and Joseph and representatives of Jefferies Broadview, WilmerHale and Richards Layton, MapInfo agreed to grant exclusive negotiating rights, in accordance with the authorization of the Special Committee at its March 7, 2007 meeting, to Pitney Bowes to negotiate a definitive merger agreement pursuant to which Pitney Bowes would acquire MapInfo for $20.25 in cash per share. MapInfo then executed a copy of Pitney Bowes’s final bid letter, agreeing to grant exclusivity to Pitney Bowes until a definitive agreement was signed or the MapInfo Board determined to stop negotiations with Pitney Bowes.

From March 9, 2007 through March 14, 2007, representatives from WilmerHale and Proskauer Rose LLP, Pitney Bowes’s outside counsel, continued negotiating various provisions in the draft merger agreement, including incorporation of a cash tender offer structure to be followed by a cash merger, and revised drafts of the disclosure schedules were distributed. In addition, during this period, Pitney Bowes provided the following members of MapInfo’s management with draft retention agreements that would take effect upon a closing of the acquisition: Messrs. Cattini, Hickey, Gerron, Landers, James Scott, Vice President, Engineering, and John O’Hara, Executive Vice President, International Operations. In addition, Pitney Bowes provided Mr. Joseph with a draft consulting agreement to take effect upon the closing of the acquisition. Pitney Bowes and management then negotiated the final terms of these agreements.

On March 14, 2007, the Special Committee met at WilmerHale’s offices in Boston, Massachusetts to consider the proposed acquisition of MapInfo by Pitney Bowes. Also in attendance were the other members of the MapInfo Board, representatives from Jefferies Broadview, WilmerHale and Richards Layton, and Mr. Joseph. During this meeting:

•	Mr. Cattini presented his views on the competitive environment and MapInfo’s prospects as a stand-alone public company;

•	a representative of Richards Layton outlined the legal duties and responsibilities of the Special Committee and MapInfo Board under Delaware law;

•	representatives of WilmerHale outlined the principal terms of the proposed definitive Merger Agreement and retention and consulting arrangements with certain members of MapInfo management;

•

the Special Committee and MapInfo Board reviewed the payments that would be received by members of the MapInfo Board and management with respect to MapInfo common stock and options held by them if the acquisition were completed;

•	the Special Committee and MapInfo Board reviewed the change-in-control, retention and other compensation to be received by members of MapInfo management if the acquisition were completed; and

•

Jefferies Broadview reviewed its analysis of the financial terms of the Offer and the Merger and delivered to the Special Committee and MapInfo Board its opinion to the effect that, as of that date and based upon and subject to the various considerations and assumptions set forth in its opinion, the consideration of $20.25 per share in cash to be received by holders of MapInfo common stock pursuant to the Offer and the Merger, taken together, was fair, from a financial point of view, to those holders, other than Pitney Bowes and its affiliates.

The Special Committee then met separately with its financial and legal advisors to consider the proposed acquisition. After discussion and deliberation, the Special Committee unanimously recommended that MapInfo enter into the Merger Agreement, determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of MapInfo and the holders of MapInfo common stock, approved the Merger Agreement and the transactions contemplated thereby, and recommended that the holders of MapInfo common stock tender their shares in the Offer.

Immediately following the Special Committee meeting, the Compensation Committee of the MapInfo Board met and unanimously determined that the existing employment, change-in-control, option and severance arrangements with officers, employees and directors of MapInfo, and the proposed severance arrangements, retention agreements and consulting agreements between Pitney Bowes and various officers and employees of MapInfo, constitute employment compensation, severance or other employee benefit arrangements within the meaning of Rule 14d-10(d) promulgated pursuant to the Exchange Act.

Immediately following the Compensation Committee meeting, the MapInfo Board met separately with counsel to consider the proposed acquisition. After discussion and deliberation, the MapInfo Board unanimously authorized MapInfo to enter into the Merger Agreement, determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of MapInfo and the holders of MapInfo common stock, approved the Merger Agreement and the transactions contemplated thereby, and recommended that the holders of MapInfo common stock tender their shares in the Offer.

MapInfo and Pitney Bowes executed the Merger Agreement during the evening of March 14, 2007 and made a public announcement on the morning of March 15, 2007.

Reasons for the Transaction and Recommendation of the MapInfo Board

In the course of reaching its decision to recommend that MapInfo enter into the Merger Agreement, the Special Committee considered a number of factors, including the following:

•

the value of the consideration to be received by MapInfo stockholders pursuant to the Transaction, as well as the fact that stockholders will receive the consideration in cash, which provides certainty of value to MapInfo’s stockholders;

•

the fact that the $20.25 per share in cash to be paid as the consideration in the Transaction represents a premium of 46% to the average trading price of the MapInfo common stock for the 20 trading days prior to and through March 14, 2007 (the last trading day prior to announcement) and a 53% premium to the closing price on March 14, 2007;

•

the financial analyses presented by Jefferies Broadview as well as the opinion of Jefferies Broadview to the Special Committee and the MapInfo Board to the effect that, as of March 14, 2007 and based upon and subject to the various considerations and assumptions set forth in its opinion, the consideration of $20.25 per share in cash to be received by holders of MapInfo common stock pursuant to the Offer and the Merger, taken together, was fair, from a financial point of view, to those holders, other than Pitney Bowes and its affiliates;

•

the process undertaken by MapInfo, with the assistance of Jefferies Broadview, which involved contacting 32 parties to determine their potential interest in a business combination transaction with MapInfo, entering into confidentiality agreements with 16 parties, and receiving initial bids from eight parties and final bids from five parties;

•

its belief that the Transaction was more favorable to MapInfo stockholders than any other alternative reasonably available to MapInfo and its stockholders, including the alternative of remaining a stand-alone, independent company, and in light of the amount of consideration offered relative to the other proposals and the risks and uncertainties associated with being able to enter into and consummate the Pitney Bowes transaction as compared to the risks and uncertainties associated with the proposals submitted by other potential acquirers;

•	its assessment of the challenges facing MapInfo if it remained as a stand-alone, independent company, including:

•

competition with companies of greater operating scale and resource availability who can invest more quickly and more heavily to expand in MapInfo’s target vertical markets, to develop a deeper presence in new geographic markets, to pay higher premiums for targeted acquisitions, to create new products and technologies and to build brand awareness;

•	rapid consolidation in and evolution of the technology market, which may change the competitive dynamics as existing partners are acquired by competitors of MapInfo;

•	operational risks associated with being a smaller company, including the heightened impact of changes in MapInfo’s targeted vertical markets and changes in key customer and partner relationships;

•	the burden of public company costs on MapInfo as a small, stand-alone, publicly-traded company; and

•	stock valuation risk relating to the challenges MapInfo has had and may have in attracting investor interest due to the size and liquidity of MapInfo;

•

historical and current information concerning MapInfo’s business, financial performance and condition, operations, technology, management and competitive position, and current industry, economic and market conditions, including consolidation trends;

•

the internal estimates of MapInfo’s future financial performance that management provided to potential acquirers, including Pitney Bowes, and to Jefferies Broadview as described below under the caption “Financial Projections”;

•

the then current financial market conditions, and historical market prices, volatility and trading information with respect to MapInfo’s common stock, including the possibility that if MapInfo remained as a publicly-owned corporation, in the event of a decline in the market price of its common stock or the stock market in general, the price that might be received by holders of MapInfo common stock in the open market or in a future transaction might be less than the $20.25 per share cash price to be paid pursuant to the Transaction;

•	the terms and conditions of the Merger Agreement, including:

•	the provision for a two-step transaction structure with the Offer followed by the Merger, which may shorten the time to closing as compared to alternative structures;

•

the ability of the MapInfo Board, under certain circumstances, to furnish information to and conduct negotiations with third parties and, upon the payment to Pitney Bowes of a termination fee of $14,165,000, to terminate the Merger Agreement to accept a superior proposal; and

•

the Special Committee’s belief that the $14,165,000 termination fee payable to Pitney Bowes was reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude another party from making a superior proposal;

•

the likelihood that the Transaction will be consummated, in light of Pitney Bowes’s financial capability and the absence of any financing or Pitney Bowes stockholder approval condition to Pitney Bowes’s obligations to complete the Transaction; and

•

the fact that under Delaware law, MapInfo stockholders who do not tender their shares in the Offer and do not vote in favor of the Merger and comply with other specified procedures have the right to demand an appraisal of the fair value for their shares by the Delaware Court of Chancery and to be paid such fair value in cash.

In the course of its deliberations, the Special Committee also considered a variety of risks and other countervailing factors, including:

•	the risk that the Transaction might not be completed;

•

if the Transaction is not completed, the potential adverse effect of the public announcement of the acquisition on MapInfo’s business, including its significant customers and other key relationships, MapInfo’s ability to attract and retain key management personnel and MapInfo’s overall competitive position;

•

the restrictions that the Merger Agreement imposes on soliciting competing bids, and the fact that MapInfo would be obligated to pay the $14,165,000 termination fee to Pitney Bowes under certain circumstances;

•

the fact that MapInfo will no longer exist as an independent, publicly-traded company and MapInfo stockholders will no longer participate in any future earnings or growth and will not benefit from any appreciation in the value of MapInfo;

•	the fact that gains from an all-cash transaction would be taxable to MapInfo stockholders for U.S. federal income tax purposes;

•

the restrictions on the conduct of MapInfo’s business prior to the completion of the Transaction, requiring MapInfo to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent MapInfo from undertaking business opportunities that may arise pending completion of the Transaction; and

•

the interests of MapInfo’s officers and directors in the transactions contemplated by the Merger Agreement, as described under “Item 3(a)—Arrangements with Executive Officers and Directors of MapInfo”.

The foregoing discussion of the factors considered by the Special Committee is not intended to be exhaustive, but does set forth all of the material factors considered by the Special Committee. The Special Committee collectively reached the unanimous conclusion to recommend approval of the Merger Agreement in light of the various factors described above and other factors that each member of the Special Committee felt were appropriate. In view of the wide variety of factors considered by the Special Committee in connection with its evaluation of the Transaction and the complexity of these matters, the Special Committee did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Special Committee made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

After evaluating the above factors and consulting with its legal counsel and its financial advisors, the Special Committee determined that the Merger Agreement was advisable, fair to and in the best interests of MapInfo and its stockholders. Accordingly, the Special Committee unanimously recommended that MapInfo enter into the Merger Agreement, and recommended that the holders of MapInfo common stock tender their shares in the Offer.

Based on the recommendation of the Special Committee, and after evaluating the above factors, the MapInfo Board determined that the Merger Agreement was advisable, fair to and in the best interests of MapInfo and its stockholders. Accordingly, the MapInfo Board unanimously approved the Merger Agreement. The MapInfo Board unanimously recommends that MapInfo stockholders tender their shares to the Offeror in the Offer.

Financial Projections

MapInfo made available to all potential acquirers who signed confidentiality agreements, including Pitney Bowes, certain non-public business and financial information about MapInfo, including financial projections through the fiscal year ending September 30, 2011 (“fiscal 2011”). In addition, MapInfo provided to Jefferies Broadview financial projections for the fiscal year ending September 30, 2012 (“fiscal 2012”). These projections included the following estimates of MapInfo’s future financial performance:

Fiscal Year Ending September 30,

(in thousands, except EPS)

	2007	2008	2009	2010	2011	2012
Total Revenues	$190,821	$217,191	$243,711	$273,048	$305,694	$342,258
Net Income	$14,995	$20,900	$26,554	$32,518	$39,110	$44,458
EPS	$0.78	$1.05	$1.28	$1.49	$1.76	$2.00
EBITDA	$31,423	$40,575	$49,848	$57,249	$66,837	$75,288

Principal assumptions:

•	Excludes the effect of stock compensation expense and one-time severance charges.

•

Tax rate is 36% in fiscal 2007 and fiscal 2008, and 37% in fiscal 2009 through fiscal 2012. Income from operations of Graphical Data Capture, Ltd. (“GDC”), acquired by MapInfo in February 2007, taxed at 30% in all periods. GDC-related amortization is non-deductible.

•	22,500,000 diluted shares outstanding in each year.

•	Includes amortization of intangibles related to GDC.

•	EPS means earnings per diluted share, and has been calculated by dividing (x) net income, excluding expenses related to amortization of intangibles, net of tax, by (y) diluted shares outstanding.

•	EBITDA means earnings before interest, taxes, depreciation and amortization.

MapInfo’s non-public business and financial information and projections through fiscal 2011 that MapInfo provided to Pitney Bowes during the course of Pitney Bowes’s due diligence investigation of MapInfo was provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in any Offer documents. MapInfo provided the fiscal 2012 projections to Jefferies Broadview solely for its use in the discounted cash flow analysis undertaken as part of the financial analyses conducted by Jefferies Broadview. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

MapInfo does not as a matter of course make public any projections as to future performance or earnings beyond limited guidance for periods no longer than one year, and the projections set forth above are included in this Schedule 14D-9 only because this information was provided to Pitney Bowes and Jefferies Broadview. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and MapInfo’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. MapInfo’s internal financial forecasts (upon which the projections were based in part) are, in general, prepared solely for internal use such as budgeting, and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of MapInfo, including those listed above, and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond MapInfo’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

MapInfo expects that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the risk that MapInfo will face increased competition from larger companies with greater resources; the risk that MapInfo will not be able to successfully execute its long-term strategy of focusing on target vertical markets; the risk that any economic instability in any of MapInfo’s target vertical markets will adversely impact MapInfo’s business; and the other risks and uncertainties described in reports filed by MapInfo with the SEC under the Exchange Act, including without limitation under the heading “Risk Factors” in MapInfo’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (the “MapInfo Form 10-K”) and subsequent periodic reports filed with the SEC. All projections are forward-looking statements; these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the MapInfo Form 10-K filed with the SEC.

The inclusion of the projections herein should not be regarded as an indication that any of MapInfo, Jefferies Broadview, Pitney Bowes, Offeror or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. Except as required by law, none of MapInfo, Jefferies Broadview, Pitney Bowes, Offeror or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

MapInfo’s stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

Opinion of Jefferies Broadview

Jefferies Broadview served as the Special Committee’s financial advisor in connection with the Transaction. On March 14, 2007, Jefferies Broadview delivered to the Special Committee and the MapInfo Board its opinion to the effect that, as of that date and based upon and subject to the various considerations and assumptions set forth in its opinion, the consideration of $20.25 per share in cash to be received by holders of MapInfo common stock pursuant to the Offer and the Merger, taken together, was fair, from a financial point of view, to those holders, other than Pitney Bowes and its affiliates.

The full text of Jefferies Broadview’s opinion, which sets forth the assumptions made, matters considered and limitations on the scope of review undertaken by Jefferies Broadview in rendering its opinion, is attached hereto as Annex II. MapInfo encourages stockholders to read the Jefferies Broadview opinion carefully and in its entirety. Jefferies Broadview’s opinion was provided to the Special Committee and the MapInfo Board in connection with their consideration of the Transaction and addresses only the fairness, from a financial point of view and as of the date of Jefferies Broadview’s opinion, of the consideration to be received by the holders of MapInfo common stock pursuant to the Offer and the Merger, taken together, and does not address any other aspect of the Transaction. Jefferies Broadview’s opinion does not constitute a recommendation as to whether any holder of shares of MapInfo common stock should tender such shares pursuant to the Offer or how any holder of shares of MapInfo common stock should vote on the Merger or any matter related thereto.

In connection with its opinion, Jefferies Broadview, among other things:

•	reviewed a draft dated as of March 13, 2007 of the Merger Agreement;

•	reviewed certain publicly available financial and other information about MapInfo;

•	reviewed certain information furnished to it by MapInfo’s management, including financial forecasts and analyses, relating to the business, operations and prospects of MapInfo;

•	held discussions with members of senior management of MapInfo concerning the matters described in the prior two bullet points;

•	reviewed the share trading price history and valuation multiples for MapInfo common stock and compared them with those of certain publicly traded companies that Jefferies Broadview deemed relevant;

•	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that Jefferies Broadview deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Jefferies Broadview deemed appropriate.

In Jefferies Broadview’s review and analysis and in rendering its opinion, Jefferies Broadview assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to it by MapInfo or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by it. In its review, Jefferies Broadview did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies Broadview conduct a physical inspection of any of the properties or facilities of, MapInfo, nor was Jefferies Broadview furnished with any such evaluations or appraisals of such physical inspections, nor did Jefferies Broadview assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by it, Jefferies Broadview’s opinion noted that projecting future results of any company is inherently subject to uncertainty. MapInfo informed Jefferies Broadview, however, and Jefferies Broadview assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of MapInfo as to the future financial performance of MapInfo. Jefferies Broadview expressed no opinion as to MapInfo’s financial forecasts or the assumptions on which they are made.

Jefferies Broadview’s opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies Broadview expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies Broadview’s opinion of which Jefferies Broadview become aware after the date of its opinion.

Jefferies Broadview made no independent investigation of any legal or accounting matters affecting MapInfo, and Jefferies Broadview assumed the correctness in all respects material to Jefferies Broadview’s analysis of all legal and accounting advice given to MapInfo, the Special Committee and the MapInfo Board, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to MapInfo and its stockholders. In addition, in preparing its opinion, Jefferies Broadview did not take into account any tax consequences of the Transaction to any holder of shares of MapInfo common stock. Jefferies Broadview assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it. Jefferies Broadview also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on MapInfo, Pitney Bowes or the contemplated benefits of the Transaction.

Jefferies Broadview’s opinion was for the use and benefit of the Special Committee and the MapInfo Board in their consideration of the Transaction, and Jefferies Broadview’s opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to MapInfo, nor did it address the underlying business decision by MapInfo to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. In addition, Jefferies Broadview was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of MapInfo, other than the holders of shares of MapInfo common stock. Jefferies Broadview expressed no opinion as to the price at which shares of MapInfo common stock will trade at any time.

In preparing its opinion, Jefferies Broadview performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies Broadview believes that its analyses must be considered as a whole. Considering any portion of Jefferies Broadview’s analyses or the factors considered by Jefferies Broadview, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies Broadview’s opinion. In addition, Jefferies Broadview may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Jefferies Broadview’s view of MapInfo’s actual value. Accordingly, the conclusions reached by Jefferies Broadview are based on all analyses and factors taken as a whole and also on the application of Jefferies Broadview’s own experience and judgment.

In performing its analyses, Jefferies Broadview made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond MapInfo’s and Jefferies Broadview’s control. The analyses performed by Jefferies Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of MapInfo common stock do not purport to be appraisals or to reflect the prices at which shares of MapInfo common stock may actually be sold. The analyses performed were prepared solely as part of Jefferies Broadview’s analysis of the fairness, from a financial point of view, of the consideration to be received by holders of MapInfo common stock pursuant to the Transaction, and were provided to the Special Committee and the MapInfo Board in connection with the delivery of Jefferies Broadview’s opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies Broadview in connection with Jefferies Broadview’s delivery of its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies Broadview’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies Broadview’s financial analyses.

Transaction Overview. Based upon the approximately 23.3 million shares of MapInfo common stock that were outstanding as of February 28, 2007 on a fully diluted basis (calculated using the treasury stock method), Jefferies Broadview noted that the consideration pursuant to the Transaction of $20.25 per share implied an equity market value of approximately $472.1 million. Net of approximately $14.0 million of indebtedness and approximately $77.0 million of cash and cash equivalents, Jefferies Broadview noted that the Transaction consideration implied a net enterprise value of approximately $409.1 million. Jefferies Broadview also noted that the consideration of $20.25 per share of MapInfo common stock represented:

•	a premium of 54.8% over the closing price per share of MapInfo common stock on March 13, 2007; and

•	a premium of 42.5% over the closing price per share of MapInfo common stock on February 13, 2007.

Historical Trading Analysis. Jefferies Broadview reviewed the share price trading history of the MapInfo common stock for the one-year period ending March 13, 2007 on a stand-alone basis and also in relation to the

NASDAQ Composite and to a composite index consisting of the following business analytics software vendors with trailing twelve month, or TTM, revenue greater than $50 million and positive revenue growth:

•	Actuate Corporation;

•	Applix, Inc.;

•	Business Objects SA;

•	Cognos Incorporated;

•	MicroStrategy Incorporated; and

•	SPSS, Inc.

Comparable Public Company Analysis. Using publicly available information and information provided by MapInfo’s management, Jefferies Broadview analyzed the trading multiples of MapInfo and the corresponding trading multiples of the group of companies listed above under “Historical Trading Analysis.” In its analysis, Jefferies Broadview derived and compared multiples for MapInfo and the selected companies, calculated as follows:

•	the enterprise value divided by TTM revenue, which is referred to as “Enterprise Value/TTM Revenue,”

•	the enterprise value divided by estimated revenue for fiscal year 2007, which is referred to as “Enterprise Value/2007E Revenue,”

•	the enterprise value divided by estimated revenue for fiscal year 2008, which is referred to as “Enterprise Value/2008E Revenue,”

•	the enterprise value divided by TTM earnings before interest, taxes, depreciation and amortization, or EBITDA, which is referred to as “Enterprise Value/TTM EBITDA,”

•	the enterprise value divided by estimated EBITDA for fiscal year 2007, which is referred to as “Enterprise Value/2007E EBITDA,”

•	the enterprise value divided by estimated EBITDA for fiscal year 2008, which is referred to as “Enterprise Value/2008E EBITDA,”

•	the price per share divided by TTM earnings per share, or EPS, which is referred to as “TTM P/E,”

•	the price per share divided by estimated EPS for fiscal year 2007, which is referred to as “2007 P/E,” and

•	the price per share divided by estimated EPS for fiscal year 2008, which is referred to as “2008 P/E.”

This analysis indicated the following:

Comparable Public Company Multiples

Benchmark	Median		High		Low		MapInfo
Enterprise Value/TTM Revenue	2.8	x	5.2	x	2.1	x	1.4	x
Enterprise Value/2007E Revenue	2.6	x	4.7	x	1.9	x	1.2	x
Enterprise Value/2008E Revenue	2.0	x	4.2	x	1.8	x	1.1	x
Enterprise Value/TTM EBITDA	14.3	x	21.5	x	9.2	x	8.9	x
Enterprise Value/2007E EBITDA	12.5	x	16.2	x	8.7	x	7.4	x
Enterprise Value/2008E EBITDA	10.1	x	12.7	x	7.6	x	5.7	x
TTM P/E	23.3	x	25.9	x	20.9	x	18.7	x
2007 P/E	21.0	x	24.7	x	18.1	x	16.8	x
2008 P/E	17.4	x	21.9	x	14.9	x	12.5	x

Using a reference range of 2.0x to 2.75x MapInfo’s TTM revenues, 1.75x to 2.5x MapInfo’s 2007E Revenue and 1.5x to 2.25x MapInfo’s 2008E Revenue, Jefferies Broadview determined an implied enterprise value for MapInfo, then subtracted debt and added cash to determine an implied equity value. After accounting for the vesting of in-the-money stock options, this analysis indicated a range of implied values per share of MapInfo common stock of approximately $17.36 to $22.45 using TTM revenues, $17.22 to $22.99 using 2007E Revenue and $16.90 to $23.46 using 2008E Revenue, in each case compared to the consideration pursuant to the Transaction of $20.25 per share of MapInfo common stock.

Using a reference range of 9.0x to 14.0x MapInfo’s TTM EBITDA, 8.5x to 12.5x MapInfo’s 2007E EBITDA, and 7.5x to 10.0x MapInfo’s 2008E EBITDA, Jefferies Broadview determined an implied enterprise value for MapInfo, then subtracted debt and added cash to determine an implied equity value. After accounting for the vesting of in-the-money stock options, this analysis indicated a range of implied values per share of MapInfo common stock of approximately $13.19 to $18.43 using TTM EBITDA, $14.53 to $19.60 using 2007E EBITDA, and $16.03 to $20.12 using 2008E EBITDA, in each case compared to the consideration pursuant to the Transaction of $20.25 per share of MapInfo common stock.

Using a reference range of 21.0x to 26.0x MapInfo’s TTM EPS, 18.0x to 23.0x MapInfo’s 2007E EPS, and 15.0x to 20.0x MapInfo’s 2008E EPS, Jefferies Broadview determined an implied equity value. This analysis indicated a range of implied values per share of MapInfo common stock of approximately $14.65 to $18.14 using TTM EPS, $14.03 to $17.93 using 2007E EPS, and $15.72 to $20.95 using 2008E EPS, in each case compared to the consideration pursuant to the Transaction of $20.25 per share of MapInfo common stock.

No company utilized in the comparable company analysis is identical to MapInfo. In evaluating the selected companies, Jefferies Broadview made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond MapInfo’s and Jefferies Broadview’s control. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using comparable company data.

Comparable Transaction Analysis. Using publicly available and other information, Jefferies Broadview examined the following ten transactions involving business analytics (including location-related) software vendors with seller TTM revenue greater than $50 million. The transactions considered and the month and year each transaction was announced were as follows:

Target	Acquiror	Month and Year Announced
Hyperion Solutions Corporation	Oracle Corporation	March 2007
@Road Inc.	Trimble Navigation Ltd.	December 2006
InterGraph Corporation	Hellman & Friedman and Texas Pacific Group	August 2006
Firstlogic, Inc.	Business Objects SA	February 2006
E.Piphany Inc.	SSA Global Technologies, Inc.	August 2005
Algorithmics Incorporated	Fimalac SA	December 2004
QAS Limited	GUS plc	October 2004
Seisint, Inc.	Reed Elsevier plc	July 2004
Barra, Inc.	Morgan Stanley	April 2004
Group 1 Software, Inc.	Pitney Bowes Inc.	April 2004

Using publicly available estimates and other information for each of these transactions, Jefferies Broadview reviewed the transaction value as a multiple of the target company’s TTM Revenue immediately preceding announcement of the transaction, which is referred to below as “Transaction Value/TTM Revenue,” and as a multiple of the target company’s TTM EBITDA immediately preceding announcement of the transaction, which is referred to below as “Transaction Value/TTM EBITDA.” In each case, the price paid in the transaction was adjusted for the target’s cash and debt at the time of acquisition, if known. This analysis indicated the following:

Selected Comparable Transaction Multiples

Benchmark	High		Low		Mean		Median
Enterprise Value/TTM Revenue	6.5	x	1.1	x	2.9	x	2.4	x
Enterprise Value/TTM EBITDA	16.6	x	12.8	x	14.6	x	14.4	x

Using a reference range of 1.8x to 3.0x MapInfo’s TTM Revenue and 12.5x to 16.0x MapInfo’s TTM EBITDA, Jefferies Broadview determined an implied enterprise value for MapInfo, then subtracted debt and added cash to determine an implied equity value. After accounting for the vesting of in-the-money stock options, this analysis indicated a range of implied values per share of MapInfo common stock of approximately $16.00 to $24.15 using TTM Revenue and $16.86 to $20.53 using TTM EBITDA, in each case compared to the consideration pursuant to the Transaction of $20.25 per share of MapInfo common stock.

No transaction utilized as a comparison in the comparable transaction analysis is identical to the Transaction. In evaluating the Transaction, Jefferies Broadview made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond MapInfo’s and Jefferies Broadview’s control. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

Premiums Paid Analysis. Using publicly available information, Jefferies Broadview analyzed the premiums offered in selected North American software transactions with equity consideration between $100 million and $1 billion announced since January 1, 2005. For each of these transactions, Jefferies Broadview calculated the premium represented by the offer price over the target company’s closing share price one trading day and twenty trading days prior to the transaction’s announcement. This analysis indicated the following median premiums for those time periods prior to announcement:

Time Period Prior to Announcement	High Premium	Low Premium	Median Premium
1-trading day	83.3%	(5.2)%	23.5%
20-trading days	134.5%	(7.2)%	30.3%

Using these premiums, this analysis indicated a range of implied value per share of MapInfo common stock of approximately $12.40 to $23.98 using the high and low premiums 1-trading day prior to announcement, and approximately $13.19 to $33.32 using the high and low premiums 20-trading days prior to announcement, compared to the consideration pursuant to the Transaction of $20.25 per share of MapInfo common stock.

Discounted Cash Flow Analysis. Jefferies Broadview performed a discounted cash flow analysis to estimate the present value of the free cash flows of MapInfo through the fiscal year ending September 30, 2012 using MapInfo management’s financial projections, discount rates ranging from 15.0% to 19.0%, and perpetual growth rates of free cash flow after fiscal year 2012 ranging from 3.0% to 5.0%. To determine the implied total equity value for MapInfo, Jefferies Broadview subtracted total indebtedness and added cash and cash equivalents to the implied enterprise value for MapInfo. After accounting for the vesting of in-the-money stock options, this analysis indicated a range of implied values per share of MapInfo common stock of approximately $13.82 to $18.79, compared to the consideration pursuant to the Transaction of $20.25 per share of MapInfo common stock.

Jefferies Broadview’s opinion was one of many factors taken into consideration by the Special Committee in making its determination to recommend the Transaction to the MapInfo Board and should not be considered determinative of the views of the Special Committee or the MapInfo Board with respect to the Transaction.

Jefferies Broadview was selected by the Special Committee based on Jefferies Broadview’s qualifications, expertise and reputation. Jefferies Broadview, a division of Jefferies & Company, Inc., is an internationally recognized investment banking and advisory firm. Jefferies Broadview, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

Pursuant to an engagement letter between MapInfo and Jefferies Broadview dated December 4, 2006, MapInfo agreed to pay Jefferies Broadview a fee for its services based on a percentage of the total value of the Transaction, which fee is estimated to be approximately $5.6 million. Of this amount, $50,000 was payable upon execution of the engagement letter, $500,000 was payable upon delivery of Jefferies Broadview’s opinion, and the balance is payable contingent upon Pitney Bowes’s acquisition of all or substantially all of the outstanding shares of MapInfo common stock in the Offer and/or Merger. In addition, MapInfo has agreed to reimburse Jefferies Broadview for reasonable expenses incurred, including reasonable fees and disbursements of Jefferies Broadview’s legal counsel. MapInfo also has agreed to indemnify Jefferies Broadview and certain related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by it under its engagement. Jefferies Broadview has, in the past, provided financial advisory and financing services to MapInfo and may continue to do so, and has received, and may receive, fees for the rendering of such services. Jefferies Broadview maintains a market in the securities of MapInfo, and in the ordinary course of Jefferies Broadview’s business, Jefferies Broadview and its affiliates may trade or hold securities of MapInfo or Pitney Bowes and/or their respective affiliates for Jefferies Broadview’s own account and for the accounts of Jefferies Broadview’s customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies Broadview may seek to, in the future, provide financial advisory and financing services to MapInfo, Pitney Bowes or entities that are affiliated with MapInfo or Pitney Bowes, for which Jefferies Broadview would expect to receive compensation.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Jefferies Broadview in Item 4, under the heading “Opinion of Jefferies Broadview,” is incorporated herein by reference.

Except as described above, neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

On February 13, 2007, under the 1993 Director Stock Option Plan, as amended, the Company granted to each non-employee director of the Company (Ms. Kahn, Dr. Orebi Gann and Messrs. Massie and Schechter) a non-statutory option to purchase 20,000 shares of Common Stock at an exercise price of $14.21, which was equal to the fair market value of the Common Stock on the date of grant.

On February 13, 2007, under the 2005 Stock Incentive Plan, as amended, the Company granted to John Cavalier, a non-statutory option to purchase 20,000 shares of Common Stock at an exercise price of $14.21, which was equal to the fair market value of the Common Stock on the date of grant.

During the 60 days prior to the date of this Schedule and in the ordinary course, the Company has issued shares of Common Stock to holders of options to purchase Common Stock upon the exercise of such options by the holders thereof.

No other transactions in Company securities have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the MapInfo Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, the Company has granted to Offeror a one-time option to acquire from the Company, at a cash price per share equal to the Offer Price, up to an additional number of shares of Common Stock such that immediately after the issuance of those additional shares, Offeror will own one share more than 90% of the outstanding shares of Common Stock on a fully-diluted basis (the “Top-Up Option”). The Top-Up Option may be exercised at or after the first time at which Offeror accepts for payment, and pays for, any shares of Common Stock pursuant to the Offer and the expiration of any subsequent offering period, if applicable. The Top-Up Option may not be exercised to the extent the number of shares of Common Stock issuable upon exercise of the Top-Up Option would require approval of the Company’s stockholders under the rules of the Nasdaq Stock Market or would exceed the number of authorized but unissued shares of Common Stock, or if any law or order of a governmental authority would prohibit or require any consent from, or any action by or filing with or notification to, any governmental authority or the Company’s stockholders, in connection with the exercise of the Top-Up Option or the delivery of shares of Common Stock in respect of such an exercise, which has not already been obtained. If Offeror exercises the Top-Up Option, resulting in Offeror owning more than 90% of the outstanding shares of Common Stock, Offeror will be able to effect, subject to the terms and conditions of the Merger Agreement, a short-form merger under the DGCL, which means that the Offeror may effect the Merger without any further action by the Company’s stockholders (a “Short-Form Merger”).

Vote Required to Approve the Merger and DGCL Section 253

The MapInfo Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares upon the exercise by Offeror of the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Offeror will be able to effect a Short-Form Merger. If Offeror acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. In accordance with the provisions of Section 203, the MapInfo Board has approved the Merger Agreement and the transactions contemplated thereby and has taken all appropriate action so that the restrictions on business combinations set forth in Section 203, with respect to the Company, will not be applicable to Parent and Offeror by virtue of such actions.

Antitrust

Antitrust in the United States

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Offeror’s acquisition of the Common Stock in the Offer and the Merger.

Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. The Company and Offeror filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Offeror’s purchase of Common Stock in the Offer and the Merger on March 21, 2007, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on April 5, 2007, the 15th calendar day following the filing, unless earlier terminated by the FTC and the Antitrust Division or the Company receives a request for additional information or documentary material prior to that time. If, at the end of the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent or Offeror, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of the Company’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Parent or Offeror’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

At any time before or after the purchase of Common Stock by Offeror, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Offeror, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Antitrust in Germany

Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Common Stock pursuant to the Offer may be consummated if the acquisition is approved by the German Federal

Cartel Office (“FCO”), either by written approval or by expiration of a one-month waiting period commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Pitney Bowes within the one-month waiting period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the acquisition of Common Stock under the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four-month waiting period commenced by the filing of the German Notification, unless the FCO notifies Parent within the four-month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to the Purchaser’s obligation to accept for payment and pay for Common Stock tendered pursuant to the Offer.

Pursuant to the requirements of ARC, Parent intends to file the German Notification on or about March 22, 2007, or as promptly thereafter as practical.

Other Foreign Competition Law Filings

The Company also conducts business in a number of other foreign countries. In connection with the purchase of Common Stock pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, if Parent and the Company determine that any such laws apply to the Offer, they intend to take such action as such laws may require, but no assurance can be given that such approvals will be obtained. The Offer is conditioned upon obtaining material governmental approvals.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to demand appraisal of, and payment in cash of the fair value of, their shares of Common Stock. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their shares of Common Stock. The value so determined could be more or less than or the same as the Offer Price or the consideration per share of Common Stock to be paid in the Merger. Stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell shares of Common Stock in the Offer will not be entitled to exercise appraisal rights.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase dated March 22, 2007 (incorporated herein by reference to Exhibit (a)(1)(i) to Offeror’s Tender Offer Statement on Schedule TO, filed by Parent and Offeror with respect to the Company on March 22, 2007 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Form of Summary Advertisement as published on March 22, 2007 in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(vii) to the Schedule TO).

(a)(7)	Joint Press Release, dated March 15, 2007, regarding the proposed transaction between the Company, Offeror and Parent (incorporated herein by reference to the Joint Press Release filed under the cover of Schedule 14D-9 by the Company on March 15, 2007).

(a)(8)	Letter to Stockholders of the Company dated March 22, 2007.**

(e)(1)	Agreement and Plan of Merger dated as of March 14, 2007 among Parent, Offeror and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on March 16, 2007).

(e)(2)	Employment Agreement, dated as of December 7, 2006, between the Company and John C. Cavalier (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on December 12, 2006).

(e)(3)	Employment Agreement, dated as of December 28, 2006, between the Company and Mark P. Cattini (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on January 4, 2007).

(e)(4)	Employment Agreement, dated as of December 28, 2006, between the Company and Michael Hickey (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company with the SEC on January 4, 2007).

(e)(5)	Employment Agreement, dated as of December 28, 2006, between the Company and K. Wayne McDougall (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on January 4, 2007).

(e)(6)	Employment Agreement, dated as of December 28, 2006, between the Company and George Moon (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company with the SEC on January 4, 2007).

(e)(7)	Employment Agreement, dated as of December 28, 2006, by and between the Company and Daniel T. Gerron (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the Company with the SEC on February 9, 2007).

(e)(8)	Employment Agreement, dated as of December 28, 2006, by and between the Company and James Scott (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by the Company with the SEC on February 9, 2007).

Exhibit No.	Description
(e)(9)	Retention Agreement, dated as of March 14, 2007, between Parent and Mark P. Cattini*

(e)(10)	Retention Agreement, dated as of March 14, 2007, between Parent and Michael Hickey*

(e)(11)	Retention Agreement, dated as of March 14, 2007, between Parent and Daniel T. Gerron*

(e)(12)	Retention Agreement, dated as of March 14, 2007, between Parent and James Scott*

(e)(13)	Confidentiality Agreement, dated as of December 19, 2006, by and between Parent and the Company*

(e)(14)	Opinion of Jefferies Broadview to the Board of Directors of the Company, dated March 14, 2007 (included as Annex II hereto).**

(g)	None.

*	Filed herewith.
**	Filed herewith and included in the copy of the Schedule 14D-9 mailed to the Company’s stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ MARK P. CATTINI
Name:	Mark P. Cattini
Title:	President and Chief Executive Officer

Dated: March 22, 2007

ANNEX I

MAPINFO CORPORATION

ONE GLOBAL VIEW

TROY, NEW YORK 12180

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about March 22, 2007 to holders of record of common stock, par value $0.002 per share, of the Company (the “Common Stock”) as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of MapInfo Corporation (“MapInfo” or the “Company”) with respect to the tender offer by Magellan Acquisition Corp., a Delaware corporation (“Offeror”), and a wholly-owned subsidiary of Pitney Bowes Inc., a Delaware corporation (“Parent”), for all of the issued and outstanding shares of Common Stock. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Offeror to at least a majority of the seats on the Board of Directors of the Company (the “MapInfo Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of March 14, 2007, as such may be amended from time to time (the “Merger Agreement”), among Parent, Offeror and the Company.

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer on March 22, 2007, to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $20.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the Offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on April 18, 2007, at which time if all conditions to the Offer have been satisfied or waived, Offeror will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to MapInfo stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 22, 2007.

The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Offeror for any shares of Common Stock pursuant to the Offer, Offeror shall be entitled to designate such number of members of the MapInfo Board as will give Offeror, subject to compliance with Section 14(f) of the Exchange Act of 1934 as amended (the “Exchange Act”), representation equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (A) such number of shares of Common Stock so accepted for payment and paid for pursuant to the Offer plus the number of shares of Common Stock otherwise owned by Parent or Offeror bears to (B) the number of shares of Common Stock outstanding, and the Company shall, at such time, cause such designees to be so elected. As a result, Offeror will have the ability to designate a majority of the MapInfo Board following consummation of the Offer.

However, in the event that the Offeror’s designees are appointed or elected to the MapInfo Board prior to the Effective Time, such board of directors shall have at least two directors who were directors on the date of the Merger Agreement and who will be independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”). In the event that the number of Independent Directors is reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who will be independent for purposes of Rule 10A-3 under the Exchange Act, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Offeror’s designees to the MapInfo Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Offeror and Offeror’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

Offeror has informed the Company that it will choose its designees for the MapInfo Board from the list of persons set forth below. In the event that additional designees of Offeror are required in order to constitute a majority of the MapInfo Board, such additional designees will be selected by Offeror from among the directors and executive officers of Parent and Offeror contained in Annex II of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Offeror as one of its designees, the name, age of the individual as of March 22, 2007, present principal occupation and employment history during the past five years. Parent has informed the Company that each such individual (unless otherwise specified) is a U.S. citizen and has consented to act as a director of the Company if so appointed or elected. Unless otherwise indicated below, the business address of each such person is Pitney Bowes Inc., One Elmcroft Road, Stamford, Connecticut 06926-0700.

Parent and Offeror have informed the Company that none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding, (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. None of the individuals below is related to any other nominee or to any executive officer of the Company.

Name	Age	Current Principal Occupation and Five-Year Employment History
Leslie R. Abi-Karam	48	Ms. Abi-Karam is the Executive Vice President and President of Document Messaging Technologies and has served as an officer of Pitney Bowes since 2005. She has been employed by Pitney Bowes for at least the past five years.

Murray D. Martin	59	Mr. Martin is the President and Chief Operating Officer and a director of Pitney Bowes. Mr. Martin has served as an officer of Pitney Bowes since 1998 and a director since March 2007. Mr. Martin is also a director of The Brink’s Company. Mr. Martin is a Canadian citizen.

Michele Coleman Mayes	57	Ms. Mayes is a Senior Vice President and the General Counsel of Pitney Bowes and has served as an officer of Pitney Bowes since 2003. Ms. Mayes joined Pitney Bowes in February 2003 as its Senior Vice President and General Counsel. Prior to joining Pitney Bowes, Ms. Mayes was Vice President—Legal, Assistant Secretary and Corporate Officer of Colgate-Palmolive Company. Ms. Mayes also served as Vice President and Deputy General Counsel—International and Corporate as well as Vice President of Human Resources and Legal for Colgate North America. Prior to joining Colgate-Palmolive Company, Ms. Mayes also held various legal positions at Unisys Corporation. Ms. Mayes is also a director of Assurant, Inc.

Steven J. Green	55	Mr. Green has been Vice President—Finance and Chief Accounting Officer of Pitney Bowes since February 2005. Mr. Green was Vice President—Finance and Administration, Global Mailstream Solutions from 1996 to 2005 and has been an officer of Pitney Bowes since 2005.

Parent and Offeror have advised the Company that none of the designees listed above is currently a director of, or holds any position with, the Company. Parent and Offeror have advised the Company that none of the designees listed above or any of his or her affiliates (i) has a familial relationship with any directors or executive officers of the Company or (ii) has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, and 1,000,000 shares of Preferred Stock, par value $0.01 per share. As of March 12, 2007, 21,768,166 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were outstanding.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

Beneficial Ownership of Common Stock

The following table sets forth certain information, as of March 12, 2007, with respect to the beneficial ownership of the Company’s Common Stock by (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company named in the Summary Compensation Table set forth under the caption “Executive Compensation” below and (iv) all directors and executive officers of the Company as of March 12, 2007 as a group:

Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Common Stock Outstanding (2)
Westport Asset Management, Inc./Westport Advisors LLC (3)	1,171,348	5.4%
Barclays Global Investors, NA (4)	1,118,975	5.1%
Mark P. Cattini (5)	435,578	2.0%
Michael J. Hickey (6)	207,974	*
John C. Cavalier (7)	234,702	*
George C. Moon (8)	83,805	*
K. Wayne McDougall (9)	124,600	*
Joni Kahn (10)	103,750	*
Robert P. Schechter (11)	82,250	*
Thomas L. Massie (12)	70,000	*
Simon J. Orebi Gann (13)	55,000	*
All directors and executive officers as a group (11 persons) (14)	1,478,796	6.8%

*	Less than 1%
(1)	The inclusion herein of any shares of Common Stock deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, each person listed above has sole voting and investment power with respect to the shares listed. Any reference in the footnotes below to stock options held by the person in question relates to stock options that were exercisable on or within 60 days after March 12, 2007. Unless otherwise indicated, the address of each stockholder is c/o MapInfo Corporation, One Global View, Troy, NY 12180.
(2)	Percentage of Common Stock Outstanding is based on 21,768,166 shares outstanding as of March 12, 2007 plus any shares subject to options held by the person or entity in question which were exercisable on or within 60 days after March 12, 2007.
(3)	Westport Asset Management, Inc./Westport Advisors LLC (“Westport”), with a business address of 253 Riverside Avenue, Westport, CT 06880, beneficially owned 1,171,348 shares as of December 31, 2006. Westport had sole voting power over 1,096,800 shares, shared voting power over 34,548 shares and no voting power over 40,000 shares. The information in this Note 3 is based solely on the form 13F Combined Holdings Report filed by Westport on February 7, 2007.
(4)	Barclays Global Investors, NA (“Barclays”), with a business address of 45 Fremont Street, San Francisco, CA 94105, beneficially owned 1,118,975 shares as of January 31, 2007. Barclays had sole voting power over 1,070,902 shares and no voting power over 48,073 shares. The information in this Note 4 is based solely on the Schedule 13G filed with the SEC by Barclays on January 31, 2007.

(5)	Includes 435,393 shares subject to stock options held by Mr. Cattini.
(6)	Includes 184,324 shares subject to stock options held by Mr. Hickey. Also includes 3,087 shares subject to stock options and 3,949 shares of stock held by Mr. Hickey’s spouse, as to which options and shares Mr. Hickey disclaims beneficial ownership.
(7)	Includes 232,918 shares subject to stock options held by Mr. Cavalier.
(8)	Includes 76,459 shares subject to stock options held by Mr. Moon.
(9)	Includes 116,144 shares subject to stock options held by Mr. McDougall.
(10)	Consists of 103,750 shares subject to stock options held by Ms. Kahn.
(11)	Includes 81,250 shares subject to stock options held by Mr. Schechter and 1,000 shares of stock held by Mr. Schechter and his spouse in joint tenancy.
(12)	Consists of 70,000 shares subject to stock options held by Mr. Massie.
(13)	Consists of 55,000 shares subject to stock options held by Dr. Orebi Gann.
(14)	Includes the shares described in Notes 5 through 13 above.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of March 14, 2007.

Name	Age	Position
John C. Cavalier	67	Chairman of the Board
Mark P. Cattini	45	President, Chief Executive Officer and Director
Joni Kahn	52	Director
Thomas L. Massie	45	Director
Simon J. Orebi Gann	57	Director
Robert P. Schechter	58	Director
Michael J. Hickey	45	Chief Operating Officer
K. Wayne McDougall	43	Vice President, Treasurer and Chief Financial Officer
George C. Moon	55	Chief Technology Officer
Daniel T. Gerron	40	Vice President, Business Planning
James D. Scott	53	Vice President, Engineering

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment) during the past five years. Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Mark P. Cattini has served as a director of the Company since February 2001. He has served as President and Chief Executive Officer of the Company since January 2001 and was President and Chief Operating Officer from July 2000 to December 2000. From January 1999 to July 2000, he served as Vice President and General Manager of Europe and Americas Sales. He also serves on the board of directors of Mobius Management Systems, Inc.

John C. Cavalier has served as Chairman of the Board of Directors of the Company since February 2002. He was Co-Chairman from January 2001 to February 2002. He served as Chief Executive Officer of the Company from November 1996 to December 2000 and served as President and Chief Executive Officer of the Company from November 1996 to July 2000. Mr. Cavalier serves as a board member and advisor to four private companies.

Joni Kahn has served as a director of the Company since June 2000. Ms. Kahn joined BearingPoint, Inc., a global management and technology consulting firm in December 2005 as Executive Vice President. From December 2004 to November 2005 she was Senior Vice President, Worldwide Professional Services and from October 2002 to November 2004 she was Group Vice President of Worldwide Professional Services for Business Objects, a provider of business intelligence solutions. Ms. Kahn was co-founder and, from March 2000 to September 2002, Chief Customer Officer, of Brience, a wireless technology company.

Thomas L. Massie has served as a director of the Company since March 2003. Since 2000, he has been President and Chief Executive Officer of Bridgeline Software, a privately-held developer of proprietary content management software and custom web applications. From 1991 to 2000, Mr. Massie was founder, Chairman and Chief Executive Officer of FOCUS Enhancements, a publicly held developer of video conversion ASIC chip technology.

Simon J. Orebi Gann has served as a director of the Company since April 2004. He joined BP in March of 2000 and is currently Strategic Resources Director—Gas, Power & Renewables and Integrated Supply and Trading. From November 1996 to March 2000 he was Managing Director of Technology and Business Strategy for the London International Financial Futures and Options Exchange.

Robert P. Schechter has served as a director of the Company since May 2002. He has been President and Chief Executive Officer of NMS Communications, a provider of voice, video and data services on wireless and wireline networks, since April 1995 and Chairman since 1996. He also serves on the board of directors of Avici Systems, Inc., Moldflow Corporation and Unica Corporation.

Michael J. Hickey has served as Chief Operating Officer since April 2002. From August 2000 to April 2002, he served as Executive Vice President, Worldwide Sales and Marketing. From June 1995 to August 2000, Mr. Hickey held a number of executive management positions with us, most recently as Group Vice President, Operations. Prior to joining MapInfo in 1995, Mr. Hickey worked at AlliedSignal for nine years in various management positions.

K. Wayne McDougall has served as Vice President, Treasurer and Chief Financial Officer since March 2003. From January 2001 to March 2003, he served as Vice President and Corporate Controller and from November 1997 to January 2001, Mr. McDougall served as our Corporate Controller. Prior to joining us, Mr. McDougall was a Business Assurance Manager at PricewaterhouseCoopers LLP, where he was employed from 1989 to 1997.

George C. Moon has served as Chief Technology Officer since April 2002. Mr. Moon served as Chief Technology Officer and Group Vice President, Research and Development from December 1999 to April 2002 and as Vice President, Engineering from July 1997 to December 1999. From April 1997 to July 1997, he served as Director, Software Development for our SpatialWare business. Previously he served as Director, Research and Development for the Spatial Technology Program of Unisys Corporation, a systems integration company, from November 1994 to March 1997.

Daniel T. Gerron has served as Vice President, Business Planning since October 2002. From October 1999 to October 2002, he served as Managing Director, Product Planning. From August 1996 to October 1999, Mr. Gerron held a number of positions with us, in a financial, strategic planning and mergers and acquisitions capacity. Prior to joining MapInfo in 1996, Mr. Gerron held various positions at Trans World Entertainment and H.C. Hwang International.

James D. Scott has served as Vice President, Engineering since October 2004. Mr. Scott served as Managing Director, Troy Engineering from April 2003 to October 2004 and as Director, Software Development in the Toronto office from August 2002 to April 2003. Prior to joining MapInfo in 2002, Mr. Scott served as Vice President, Product Development at ObjectFX, a provider of a software platform of location-based services, from September 1993 to February 2002.

INFORMATION RELATING TO THE BOARD OF DIRECTORS

AND CERTAIN OF ITS COMMITTEES

Board and Committee Meetings

The Board of Directors has responsibility for establishing broad corporate policies and reviewing the Company’s overall performance rather than day-to-day operations. The Board of Directors’ primary responsibility is to oversee the management of the Company and, in doing so, serve the best interests of the Company and its stockholders. The Board of Directors reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. It evaluates the performance of the Company and its senior executives, as well as the overall effectiveness of the Board of Directors and its committees. Management keeps the directors informed of the Company’s activities through regular written reports and presentations at board and committee meetings.

The Company’s Corporate Governance Guidelines provide that directors are responsible for attending Board meetings and meetings of committees on which they serve, and that directors are encouraged to attend the annual meeting of stockholders. The Board of Directors met six times during fiscal 2006 and also acted by written consent three times. Additionally, the independent directors met two times during fiscal 2006. Each current director attended at least 75% of the aggregate of the total number of Board meetings and the total number of meetings held by all committees of the Board on which he or she then served. Messrs. Cattini, Cavalier, Massie, Dr. Orebi Gann and Ms. Kahn attended the 2006 Annual Meeting of Stockholders.

The Board of Directors has established three standing committees—Audit, Compensation and Nominating and Corporate Governance—each of which operates under a charter that has been approved by the Board. Current copies of each committee’s charter are posted on the Governance section of the Investor Relations section of the Company’s website, www.mapinfo.com. The Board of Directors has determined that all of the members of each of the Board’s three standing committees are independent as defined under the rules of the NASDAQ Global Market that are applicable to the Company, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In addition, all members of the Audit Committee are independent as defined by the rules of the NASDAQ Global Market for Audit Committee membership.

Audit Committee

The Audit Committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of the Company’s registered independent accounting firm;

•

overseeing the work of the Company’s registered independent public accountants, including through the receipt and consideration of certain reports from the Company’s registered independent accounting firm;

•	reviewing and discussing with management and the registered independent public accountants the Company’s annual and quarterly financial statements and related disclosures;

•	monitoring the Company’s internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing the Company’s internal audit function;

•	discussing the Company’s risk management policies;

•	establishing policies and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with the Company’s internal auditing staff, registered independent public accountants and management; and

•	preparing the audit committee report required by SEC rules.

The Board of Directors has determined that Robert Schechter is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K. The Audit Committee met six times during fiscal 2006. The members of the Audit Committee are Messrs. Schechter and Massie and Ms. Kahn. The Company’s Board of Directors has adopted an Audit Committee Charter.

Compensation Committee

The Company has a standing Compensation Committee of the Board of Directors, which annually reviews and approves corporate goals and objectives relevant to CEO compensation, determines the CEO’s compensation, and reviews and approves the compensation of the Company’s other executive officers. Additionally, the Compensation Committee oversees and administers the Company’s cash and equity incentive plans and may grant stock options to all officers of the Company who are persons required to file reports (“Reporting Persons”) pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Committee also makes recommendations to the Board with respect to director compensation. The Compensation Committee held two meetings and acted by written consent two times during fiscal 2006. The members of the Compensation Committee are Ms. Kahn, Mr. Massie and Dr. Orebi Gann. The Company’s Board of Directors has adopted a Compensation Committee Charter.

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee that has the authority to identify individuals qualified to become board members and provide recommendations to the Board regarding potential new directors. This Committee also has the authority to develop and recommend to the Board a set of corporate governance principles applicable to the Company and to oversee the evaluation of the Board and management. The Nominating and Corporate Governance Committee held two meetings during fiscal 2006. The Committee members during fiscal 2006 were Mr. Massie, Dr. Orebi Gann and Ms. Kahn. The Company’s Board of Directors has adopted a Nominating and Corporate Governance Committee Charter.

Determination of Independence

The Company’s Common Stock is listed on the NASDAQ Global Market. Under applicable NASDAQ rules, a majority of the Board must be comprised of independent directors. NASDAQ defines “independent director” as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that none of Messrs. Massie and Schechter, Dr. Orebi Gann or Ms. Kahn has a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as determined under current NASDAQ rules.

Director Candidates

The Nominating and Corporate Governance Committee continually seeks to identify and evaluate candidates for nomination to the Board and are authorized to engage third-party advisors to assist the Committee with this responsibility. In fiscal 2006, the Nominating and Corporate Governance Committee engaged a third- party consultant to identify and recruit potential board member candidates. The Company paid fees of $75,000 to this third party consultant in fiscal 2006. In addition, the Nominating and Corporate Governance Committee will consider recommendations for director nominations made by stockholders of the Company and will evaluate any such recommendations on a basis consistent with any other candidates for nomination. Recommendations should be mailed to MapInfo Corporation, Attention: Secretary. While the Board has not established any specific minimum qualifications for director nominees, the backgrounds and qualifications of the directors and any potential nominees considered as a group should provide a significant breadth of experience, knowledge and abilities that shall assist the Board in fulfilling its responsibilities. In considering whether to recommend any particular candidate for inclusion in the Board’s slate of recommended director nominees, the Nominating and Corporate Governance Committee will apply criteria set forth in the Company’s Corporate Governance

Guidelines. The Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. To be considered for nomination, any potential director candidate should be able to serve for five years before reaching the age of 75.

Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of the Company’s Common Stock for at least a year as of the date such recommendation is made. Assuming that appropriate biographical and background material has been provided on a timely basis, the Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. If the Board should nominate a stockholder-recommended candidate, said candidate’s name shall appear on the proxy card along with the other nominated directors. Stockholders also have the right under the Company’s bylaws to directly nominate director candidates, without any action or recommendation on the part of the Committee or the Board, by following the procedures set forth in the Company’s bylaws. The name of a directly nominated candidate will not appear on the proxy card.

Communications with the Independent Directors

In the event that the stockholders of the Company seek to communicate directly with members of the Board, the Chairperson of the Nominating and Corporate Governance Committee is primarily responsible for monitoring communications from stockholders and provides copies or summaries of such communications to the other directors as he considers appropriate. Stockholders who wish to send communications to the Board should address such communications to the Board of Directors c/o Corporate Secretary, MapInfo Corporation, One Global View, Troy, New York 12180.

Code of Business Conduct and Ethics

The Company has adopted a written Code of Business Conduct and Ethics that applies to the Company’s directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company has posted a current copy of the code in the Governance section of the Investor Relations section on its website which is located at www.mapinfo.com. In addition, the Company intends to post on its website all disclosures that are required by law or NASDAQ stock market listing standards concerning any amendments to, or waivers from, any provision of the code.

Corporate Governance Guidelines

The Company’s Board of Directors has long believed that good corporate governance is important to ensure that the Company is managed for the long-term benefit of stockholders. During the past year, the Company’s Board of Directors has continued to review its governance practices in light of the Sarbanes-Oxley Act of 2002, new SEC rules and regulations and the new listing standards of NASDAQ. This section describes key corporate governance guidelines and practices that the Company has adopted. Complete copies of the Corporate Governance Guidelines, committee charters and Code of Business Conduct and Ethics are available in the Governance section of the Investor Relations section of the Company’s website at www.mapinfo.com. Alternatively, you can request a copy of any of these documents by writing to MapInfo Corporation, Attention: Secretary.

The Corporate Governance Guidelines, which provide a framework for the conduct of the Board’s business, provide, among other things, that:

•	the principal responsibility of the directors is to oversee the management of the Company;

•	directors have an obligation to become and remain informed about the Company and its business;

•	directors are expected to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its stockholders;

•	a majority of the members of the Board shall be independent directors;

•	the independent directors shall meet at least twice a year in executive session; and

•	directors have full and free access to management and, as necessary and appropriate, independent advisors.

Director Compensation

Effective February 17, 2005, under the Company’s 1993 Director Stock Option Plan (the “Director Option Plan”), each director who was not also an employee of the Company or any subsidiary of the Company receives on the date of each annual meeting of stockholders a non-statutory option to purchase 20,000 shares of Common Stock at an exercise price which is equal to the fair market value of the Common Stock on the date of grant. The Director Option Plan also allows the Company to grant options to non-employee directors on a discretionary basis. Pursuant to the Director Option Plan, in fiscal 2006, Ms. Kahn, Mr. Massie, Dr. Orebi Gann and Mr. Schechter each received, on the annual meeting date of February 16, 2006, an option to purchase 20,000 shares of Common Stock at an exercise price of $13.42 per share. In addition, each director who is not also an employee of the Company or any subsidiary of the Company receives a retainer of $10,000 per year for serving on the Board of Directors, plus $1,500 for attendance at each quarterly meeting of the Board of Directors and $1,000 for each board meeting other than the regular quarterly meetings. Additionally, the Chairperson of the Audit Committee receives an annual retainer of $10,000 and the Chairpersons of the Compensation and Nominating and Corporate Governance Committees receive an annual retainer of $5,000 each for their service on these committees. No fees are paid for attendance at committee meetings.

Executive Compensation

Summary Compensation

The following table sets forth certain information concerning the compensation earned in each of the last three fiscal years by (i) the Company’s Chief Executive Officer during fiscal 2006, and (ii) the Company’s four most highly compensated executive officers other than the Chief Executive Officer during fiscal 2006 who were serving as executive officers of the Company on September 30, 2006 and whose salary and bonus during fiscal 2006 exceeded $100,000 (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

	Year	Annual Compensation (1)				Long-Term Compensation Awards	All Other Compensation ($)
Name and Principal Position (2)		Salary ($)		Bonus ($) (3)		Securities Underlying Options (#) (4)
Mark P. Cattini President and Chief Executive Officer	2006 2005 2004	450,000 370,000 330,000		282,150 444,000 462,000		57,500 100,000 125,000	7,500 7,000 6,500	(5)

Michael J. Hickey Chief Operating Officer	2006 2005 2004	270,000 245,000 230,000		169,290 278,320 322,000		30,000 25,000 20,000	7,500 7,000 6,500	(5)

George C. Moon Chief Technology Officer	2006 2005 2004	283,640 257,657 220,542	(8) (8) (8)	80,622 181,907 209,515	(8) (8) (8)	10,000 11,250 11,250	2,693 2,559 2,363	(7)(8) (8) (8)

John C. Cavalier Chairman	2006 2005 2004	220,000 200,000 180,000		137,940 245,000 252,000		29,378 75,000 100,000	40,000 35,000 38,934	(6)

K. Wayne McDougall Vice President and Chief Financial Officer	2006 2005 2004	252,160 225,000 187,160		104,500 173,250 175,752		30,000 25,000 25,000	7,500 7,000 6,500	(5)

(1)	In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted in those instances where the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonus for the Named Executive Officer for such year.
(2)	Principal position as of September 30, 2006.
(3)	Represents amounts earned under the Company’s incentive compensation programs.
(4)	Reflects the grant of options to purchase Common Stock. The Company has never granted any stock appreciation rights.
(5)	Represents the Company’s contribution to the employee’s 401(k) account.
(6)	Represents payment of life insurance premiums in accordance with Mr. Cavalier’s employment contract.
(7)	Represents the Company’s contribution to the employee’s Canadian RRSP account.
(8)	Represents Canadian dollars converted to US dollars with exchange rate at end of each fiscal year: 2006 exchange rate = .89788; 2005 exchange rate = .85317; 2004 exchange rate = ..78765.

Option Grants, Exercises and Year-End Values

The following tables set forth certain information concerning option grants and exercises by the Named Executive Officers during fiscal year ended September 30, 2006 and the number and value of the unexercised options held by such persons on September 30, 2006.

OPTION GRANTS IN THE LAST FISCAL YEAR

	Individual Grants					Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term (2)
	Number of Securities Underlying Options Granted (#)		Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date

Name						5%($)	10%($)
Mark P. Cattini	57,500	(1)	12.2%	$13.65	12/20/10	$216,846	$479,174
Michael J. Hickey	30,000	(1)	6.4%	$13.65	12/20/10	$113,137	$250,004
George Moon	10,000	(1)	2.1%	$13.65	12/20/10	$37,712	$83,335
John C. Cavalier	29,378	(1)	6.3%	$13.65	12/20/10	$110,792	$244,820
K. Wayne McDougall	30,000	(1)	6.4%	$13.65	12/20/10	$113,137	$250,004

(1)	Each option has a five-year term and vests over a four-year period, with one quarter vesting on the first anniversary of the grant date and the remaining portions vesting in equal monthly installments following the first anniversary of the grant date until the fourth anniversary of the grant date.
(2)	Amounts represent hypothetical gains that could be achieved for the option if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock and the date on which the options are exercised. Because the exercise price of each option represents the fair market value of the Common Stock on the grant date, no gain to the optionee is possible without an appreciation in stock price, which will benefit all stockholders commensurately.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION VALUES

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (1)
Name			Exercisable/ Unexercisable	Exercisable/ Unexercisable
Mark P. Cattini	0	—	375,184/164,688	$1,421,711/$216,949
Michael J. Hickey	2,250	$22,145	164,324/51,875	$741,233/$ 88,583
George Moon	20,000	$163,244	74,720/20,780	$394,920/$ 47,689
John C. Cavalier	0	—	193,958/99,170	$1,023,444/$238,168
K. Wayne McDougall	0	—	91,977/57,084	$523,908/$118,944

(1)	Based on the fair market value of the Common Stock on September 29, 2006 ($12.83), less the option exercise price.

Certain Employment Agreements

In December 2006, the Company entered into an employment agreement with Mr. Cattini (the “Cattini Agreement”). Under the Cattini Agreement, Mr. Cattini is employed by the Company as President and Chief Executive Officer for a term commencing October 1, 2006, and ending September 30, 2009. For fiscal 2007 the Board of Directors set Mr. Cattini’s annual base salary at $472,500 per annum and he was eligible to receive incentive compensation of up to 75% of his annual base salary, payable quarterly, based on achieving targeted Company objectives and up to 150% of base salary for achieving above targeted objectives as outlined each fiscal year in Mr. Cattini’s approved incentive compensation plan. During the term of the Cattini Agreement, Mr. Cattini’s base salary and annual incentive compensation target may be adjusted from time to time as approved by the Company’s Board of Directors. In the event that Mr. Cattini’s employment is terminated for a reason other than cause, Mr. Cattini shall be reimbursed up to $150,000 for the receipted expenses of moving his household and family from New York to the United Kingdom. Additionally, if Mr. Cattini terminates his employment for good reason, as defined in the Cattini Agreement, he will receive his annual compensation (consisting of current base salary plus target incentive compensation) for the remainder of the term of the agreement plus a lump sum payment equivalent to his highest annual remuneration (consisting of base salary and actual incentive compensation) achieved during the immediately preceding three-year period. Upon a change in control of the Company (as defined in the Cattini Agreement) in which Mr. Cattini is not the surviving CEO or is offered a position not acceptable to him, the Company or the controlling company shall pay Mr. Cattini as severance a lump-sum payment equivalent to two times his highest annual remuneration (consisting of base salary and actual incentive compensation) achieved during the immediately preceding five-year period, and the Company shall continue for a three-year period Mr. Cattini’s health and dental insurance. Under the Cattini Agreement, all unexpired and unvested stock options to purchase Common Stock of the Company shall be exercisable immediately as of the date of such change in control. If Mr. Cattini’s employment is terminated by the Company for cause (as defined in the Cattini Agreement), the Company shall pay his full base salary through the date of termination at the rate in effect at the time the notice is given and any incentive compensation earned through the date of termination. If Mr. Cattini terminates the agreement by resigning prior to the conclusion of its term, he shall receive a payment equal to six months of his then current base salary, provided that Mr. Cattini is available for transition consulting services for a period of six months. In all events, separation payments are conditioned upon the execution by Mr. Cattini of a general release in favor of the Company.

In December 2006, the Company entered into an Employment Agreement with Mr. Hickey (the “Hickey Agreement”). Under the Hickey Agreement, Mr. Hickey is employed by the Company as Chief Operating Officer, for a term commencing October 1, 2006 and ending September 30, 2009. For fiscal 2007 the Company’s Board of Directors set Mr. Hickey’s annual base salary at $310,000 and he is eligible to receive incentive compensation of 75% of his annual base salary, payable quarterly, upon achievement of certain targeted Company objectives and up to 140% of annual base salary for achieving above targeted objectives as outlined each fiscal year in Mr. Hickey’s approved incentive compensation plan. During the term of the Hickey Agreement, Mr. Hickey’s base salary and annual incentive compensation target may be adjusted from time to time as approved by the Company’s Board of Directors. In the event that Mr. Hickey terminates his employment for good reason, as defined in the Hickey Agreement, he will receive his annual compensation (consisting of current base salary plus target incentive compensation) for the remainder of the term of the agreement plus a lump sum payment equivalent to his highest annual remuneration (consisting of base salary and actual incentive compensation) achieved during the immediately preceding three-year period. Upon any change in control of the Company (as defined in the Hickey Agreement) where Mr. Hickey is not the surviving Chief Operating Officer or is offered a position not acceptable to him, the Company or the controlling company shall pay Mr. Hickey as severance a lump-sum payment equivalent to two times his highest annual remuneration (consisting of base salary and actual incentive compensation) achieved during the immediately preceding five-year period, and the Company shall continue for a period of three years Mr. Hickey’s health and dental insurance. Under the Hickey Agreement, all unexpired and unvested stock options to purchase Common Stock of the Company shall be exercisable immediately as of the date of such change in control. If Mr. Hickey’s employment is terminated by the Company for cause (as defined in the Hickey agreement), the Company shall pay his full base salary through the date of termination at the rate in effect at the time the notice is given and any incentive compensation earned through the date of termination. If Mr. Hickey terminates his agreement by resigning prior to the conclusion of its term, he shall receive a payment equal to six months of his then current base salary, provided that Mr. Hickey is available for transition consulting services for a period of six months. In all events, separation payments are conditioned upon the execution by Mr. Hickey of a general release in favor of the Company.

In December 2006, the Company entered into an Employment Agreement with Mr. Moon (the “Moon Agreement”). Under the Moon Agreement, Mr. Moon is employed by the Company as Chief Technology Officer, for a term commencing October 1, 2006 and ending September 30, 2009. For fiscal 2007 the Company’s Board of Directors set Mr. Moon’s annual base salary at $275,228 and he is eligible to receive incentive compensation of 35% of his annual base salary, payable quarterly, upon achievement of certain targeted Company objectives and up to 95% of annual base salary for achieving above targeted objectives as outlined each fiscal year in Mr. Moon’s approved incentive compensation plan. During the term of the Moon Agreement, Mr. Moon’s base salary and annual incentive compensation target may be adjusted from time to time as approved by the Company’s Board of Directors. In the event that Mr. Moon terminates his employment for good reason, as defined in the Moon Agreement, he will receive his annual compensation (consisting of current base salary plus target incentive compensation) for the remainder of the term of the agreement plus a lump sum payment equivalent to his highest annual remuneration (consisting of base salary and actual incentive compensation) achieved during the immediately preceding three-year period. Upon any change in control of the Company (as defined in the Moon Agreement) where Mr. Moon is not the surviving Chief Operating Officer or is offered a position not acceptable to him, the Company or the controlling company shall pay Mr. Moon as severance a lump-sum payment equivalent to two times his highest annual remuneration (consisting of base salary and actual incentive compensation) achieved during the immediately preceding five-year period, and the Company shall continue for a period of three years Mr. Moon’s health and dental insurance. Under the Moon Agreement, all unexpired and unvested stock options to purchase Common Stock of the Company shall be exercisable immediately as of the date of such change in control. If Mr. Moon’s employment is terminated by the Company for cause (as defined in the Moon Agreement), the Company shall pay his full base salary through the date of termination at the rate in effect at the time the notice is given and any incentive compensation earned through the date of termination. If Mr. Moon terminates his agreement by resigning prior to the conclusion of its term, he shall receive a payment equal to six months of his then current base salary, provided that Mr. Moon is available for transition consulting services for a period of six months. In all events, separation payments are conditioned upon the execution by Mr. Moon of a general release in favor of the Company

In December 2006, the Company entered into an Employment Agreement with Mr. Cavalier (the “Cavalier Agreement”). Under the Cavalier Agreement, Mr. Cavalier is employed by the Company as Chairman, for a term commencing December 7, 2006 and ending on the date of the Company’s 2008 Annual Meeting of Stockholders, subject to Mr. Cavalier’s election to the Company’s Board of Directors. The Company’s Board of Directors set Mr. Cavalier’s annual base salary at $220,000 from the effective date of this Agreement until the date of the Company’s 2007 Annual Meeting of Stockholders and thereafter the Company shall pay to Cavalier a base salary at the rate of $120,000. Under the Cavalier Agreement, the Company shall purchase additional medical, disability, life insurance and/or fringe benefit programs of Mr. Cavalier’s choosing up to a maximum amount of $40,000 annually. Upon any change in control of the Company (as defined in the Cavalier Agreement) where Mr. Cavalier is not the surviving Chairman or is offered a position not acceptable to him, the Company or the controlling company shall pay Mr. Cavalier as severance a lump-sum payment of $120,000, and the Company shall continue for a period of three years Mr. Cavalier’s health and dental insurance. Under the Cavalier Agreement, all unexpired and unvested stock options to purchase Common Stock of the Company issued to Mr. Cavalier prior to December 7, 2006 shall be exercisable immediately as of the date of such change in control. Any severance payment to Mr. Cavalier in the event of a change in control of the Company is conditioned upon the execution by Mr. Cavalier of a general release in favor of the Company.

In December 2006, the Company entered into an Employment Agreement with Mr. McDougall (the “McDougall Agreement”). Under the McDougall Agreement, Mr. McDougall is employed by the Company as Vice President and Chief Financial Officer, for a term commencing October 1, 2006 and ending September 30, 2009. For fiscal 2007, the Company’s Board of Directors set Mr. McDougall’s annual base salary at $275,000 and he is eligible to receive incentive compensation of 60% of his annual base salary, payable quarterly, upon achievement of certain targeted Company objectives and up to 100% of annual base salary for achieving above targeted objectives as outlined each fiscal year in Mr. McDougall’s approved incentive compensation plan. During the term of the McDougall Agreement, Mr. McDougall’s base salary and annual incentive compensation target may be adjusted from time to time as approved by the Company’s Board of Directors. In the event that Mr. McDougall terminates his employment for good reason, as defined in the McDougall Agreement, he will receive his annual compensation (consisting of current base salary plus target incentive compensation) for the remainder of the term of the agreement plus a lump sum payment equivalent to his highest annual remuneration (consisting of base salary and actual incentive compensation) achieved during the immediately preceding three-year period. Upon any change in control of the Company (as defined in the McDougall Agreement) where Mr. McDougall is not the surviving Vice President and Chief Financial Officer or is offered a position not acceptable to him, the Company or the controlling company shall pay Mr. McDougall as severance a lump-sum payment equivalent to two times his highest annual remuneration (consisting of base salary and actual incentive compensation) achieved during the immediately preceding five-year period, and the Company shall continue for a period of three years Mr. McDougall’s health and dental insurance. Under the McDougall Agreement, all unexpired and unvested stock options to purchase Common Stock of the Company shall be exercisable immediately as of the date of such change in control. If Mr. McDougall’s employment is terminated by the Company for cause (as defined in the McDougall Agreement), the Company shall pay his full base salary through the date of termination at the rate in effect at the time the notice is given and any incentive compensation earned through the date of termination. If Mr. McDougall terminates his agreement by resigning prior to the conclusion of its term, he shall receive a payment equal to six months of his then current base salary, provided that Mr. McDougall is available for transition consulting services for a period of six months. In all events, separation payments are conditioned upon the execution by Mr. McDougall of a general release in favor of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on its review of copies of reports filed by Reporting Persons pursuant to Section 16(a) of the Exchange Act or written representations from certain Reporting Persons that no Form 5 filing was required for such persons, the Company believes that during fiscal 2006 all filings required to be made by its Reporting Persons were timely made in accordance with the requirements of the Exchange Act.

Compensation Committee Interlocks and Insider Participation

Mr. Massie, Ms. Kahn and Dr. Orebi Gann, each an independent director, all served as members of the Compensation Committee during fiscal 2006. None of the Company’s executive officers has served as a director or member of the Compensation Committee of any other entity whose executive officers served as a member of the Company’s Board of Directors or Compensation Committee.

REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Company’s executive compensation program is administered by the Compensation Committee. The Company’s executive compensation program, consisting of base salaries, bonus awards and stock option grants, is designed to attract, retain and reward executives who are responsible for leading the Company in achieving its business objectives. The Compensation Committee establishes the compensation of the Chief Executive Officer. All decisions regarding the compensation of other executive officers were approved by the Compensation Committee and then reviewed by the outside independent directors.

Compensation Philosophy

The Company’s executive compensation philosophy is based on the belief that competitive compensation is essential to attract, motivate and retain highly qualified employees. The Company’s policy is to provide total compensation that is competitive for comparable work and comparable corporate performance. The compensation program includes both motivational and retention-related compensation components. Bonuses are included to encourage effective performance relative to current plans and objectives. Stock options are included to help retain productive people and to more closely align their interests with those of stockholders.

In executing its compensation policy, the Company seeks to relate compensation with the Company’s financial performance and business objectives, reward high levels of individual performance and tie a significant portion of total executive compensation to the performance of the Company. While compensation survey data are useful guides for comparative purposes, the Company believes that a successful compensation program also requires the application of judgment and subjective determinations of individual performance, and the Compensation Committee applies judgment in reconciling the program’s objectives with the realities of retaining valued employees.

In addition, the Company entered into employment agreements with its executives. These agreements include provisions designed to reinforce and encourage the continued employment and dedication of these executives to provide their expertise and contribute to the successful operation and growth of the Company as well as provisions that apply in the event of a change in control of the Company.

Executive Compensation Program

Annual compensation for the Company’s executives consists of three principal elements—base salary, cash bonus awards and stock options.

Base Salary

In setting the annual cash compensation for Company executives, the Compensation Committee reviews and considers compensation for comparable positions in a group of software companies selected by the Committee for comparison purposes, software industry compensation surveys, historical compensation levels of executives, reports of outside compensation consulting firms and the terms of any applicable employment agreement. The Compensation Committee and the Board also compare the Company’s pay practices with other software companies through review of survey and proxy data.

Increases in annual base salary are based on a subjective review and evaluation of the performance of the operation or activity for which the executive has responsibility, the impact of that operation or activity on the Company and the skills and experience required for the job, coupled with a comparison of these elements with similar elements for other executives both within and outside the Company. The Compensation Committee does not assign any particular weight to these factors or use any objective formula for determining base salaries.

Cash Bonus Awards

The cash bonus awards for each executive are tied to targets established in employment agreements and financial and other performance objectives and targets, fixed by the Board of Directors for the Chief Executive Officer, and by the Chief Executive Officer for the other executive officers. During fiscal 2006, bonus awards were based on the Company’s achievement of the Board-approved financial goals.

Equity Ownership

Total compensation at the executive level also includes long-term incentives afforded by stock options. The purpose of the Company’s stock option program is to (i) reinforce the mutuality of long-term interests between employees and the stockholders and (ii) assist in the attraction and retention of executives, key managers and individual contributors who are essential to the Company’s success.

The Company’s stock option program includes multi-year vesting periods to optimize the retention value of these options and to orient the Company’s executives and managers to longer-term success. During fiscal 2006, options granted to executives provided for one-quarter vesting after one year from the date of grant and the remaining portion vesting at the end of each succeeding month at the rate of 1/48 of the original number of options per month until fully vested after four years, with unvested options immediately terminating upon an employee leaving the Company, except as set forth in the executive’s employment agreement. The size of the stock option awards is generally intended to reflect the significance of the recipient’s current and anticipated contributions to the Company. The exercise price of options granted by the Company is 100% of the fair market value per share on the date of grant. A recipient’s existing equity interest in the Company generally is taken into account when determining the size of an option grant. The Company also has an employee stock purchase plan, which is available to employees who work at least 25 hours per week, except in jurisdictions where such limitation is unlawful, including executives but exclusive of any employee who owns, or would own after purchase under this plan, 5% or more of the total combined voting power or value of the stock of the Company or of any subsidiary. Such plan generally permits employees to purchase shares at a discount of 15% from the lesser of the fair market value at the beginning or end of an offering period.

In fiscal 2006, pursuant to the 2005 Stock Incentive Plan, Mr. Cattini, the Company’s President and Chief Executive Officer, received an option to purchase 57,500 shares of Common Stock at an exercise price of $13.65 per share; Mr. Cavalier, the Company’s Chairman, received an option to purchase 29,378 shares of Common Stock at an exercise price of $13.65 per share; Mr. Hickey, the Company’s Chief Operating Officer, received an option to purchase 30,000 shares of Common Stock at an exercise price of $13.65 per share; Mr. Moon, the Company’s Chief Technology Officer, received an option to purchase 10,000 shares of Common Stock at an exercise price of $13.65 per share; and Mr. McDougall, the Company’s Vice President and Chief Financial Officer, received an option to purchase 30,000 shares of Common Stock at an exercise price of $13.65 per share.

Chief Executive Officer Fiscal 2006 Compensation

Mr. Cattini served as Chief Executive Officer of the Company during 2006. The Compensation Committee set Mr. Cattini’s base salary at $450,000, which was considered to be in the mid-range of marketplace competitive standards. Mr. Cattini was also awarded a bonus of $282,150 for fiscal 2006 based upon the achievement of the Board-approved financial objectives. Additionally, based upon the Compensation Committee’s subjective determination of Mr. Cattini’s value to the Company, including his current and anticipated contributions and expertise, and taking into account Mr. Cattini’s current stock and option holdings and the amount of his fiscal 2006 cash bonus, Mr. Cattini received options to purchase an aggregate of 57,500 shares of Common Stock.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to the Company’s Chief Executive

Officer and the four other most highly compensated executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met.

The Compensation Committee periodically reviews the potential consequences of Section 162(m) of the Internal Revenue Code (the “Code”) and may structure the performance-based portion of its executive compensation in a manner that is intended to avoid disallowance of deductions under Section 162(m). Nevertheless, there can be no assurance that compensation attributable to awards granted under the Company’s equity plans will be treated as qualified performance-based compensation for purposes of Section 162(m). The Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the Compensation Committee believes such payments are appropriate and in the best interests of the stockholders, after taking into account changing business conditions or the officer’s performance.

Joni Kahn, Chairperson of the Compensation Committee

Thomas L. Massie

Simon J. Orebi Gann

COMPARATIVE STOCK PERFORMANCE

The following graph compares the cumulative total stockholder return on the Company’s Common Stock with the cumulative return of (i) the CRSP Total Return Index for the Nasdaq Global Market (U.S. & Foreign Companies) (the “CRSP Nasdaq Index”) and (ii) the CRSP Nasdaq Total Return Industry Index for Nasdaq Computer & Data Processing Service Stocks (the “CRSP Computer & Data Index”). This graph assumes the investment of $100 on September 30, 2000 in the Company’s Common Stock, the CRSP Nasdaq Index and the CRSP Computer & Data Index and assumes dividends are reinvested. Measurement points are the last business day in September 2001, 2002, 2003, 2004, 2005 and 2006.

	Sept. 29, 2001	Sept. 28, 2002	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2006
MapInfo Corporation	$100	$54	$131	$148	$168	$176
CRSP Nasdaq Index	$100	$79	$121	$128	$147	$155
CRSP Computer & Data Index	$100	$82	$105	$108	$120	$129

Equity Compensation Plan Information

The following table provides information about the securities authorized for issuance under the Company’s equity compensation plans as of September 30, 2006:

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights (1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2)
Equity compensation plans approved by security holders	3,238,081	$11.72	541,511
Equity compensation plans not approved by security holders	—	—	—

Total	3,238,081	$11.72	541,511

(1)	Excludes shares issuable under the Company’s 1993 Employee Stock Purchase Plan in connection with the current offering period which began September 1, 2006 and ends February 28, 2007.
(2)	Includes 81,741 shares issuable under the Company’s 1993 Employee Stock Purchase Plan. Also includes 296,652 shares issuable under the Company’s 2005 Stock Incentive Plan and 163,118 shares issuable under the Company’s 1993 Director Stock Option Plan, but does not include the additional 500,000 shares that would be available for issuance under the 2005 Stock Incentive Plan if Proposal No. 2 is approved at the Annual Meeting or the additional 500,000 shares that would be available for issuance under the 1993 Employee Stock Purchase Plan if Proposal No. 3 is approved at the Annual Meeting.

AUDIT COMMITTEE REPORT

The Audit Committee reviewed the Company’s audited financial statements for the fiscal year ended September 30, 2006 and discussed these financial statements with the Company’s management. The Audit Committee also reviewed and discussed the audited financial statements and the matters required by the Statement on Auditing Standards 61 (Communication with Audit Committees) with PricewaterhouseCoopers LLP, the Company’s registered independent public accountants.

The Company’s registered independent public accountants also provided the Audit Committee with the written disclosures and the letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee discussed with the registered independent public accountants the matters disclosed in this letter and their independence from the Company. The Audit Committee also considered whether the registered independent public accountants’ provision of the other, non-audit related services to the Company which are referred to in this proxy statement under the section entitled “Proposal No. 4—Ratification of Selection of Registered Independent Public Accountants,” is compatible with maintaining such auditors’ independence.

Based on its discussions with management and the registered independent public accountants, and its review of the representations and information provided by management and the registered independent public accountants, the Audit Committee recommended to the Company’s Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006.

Robert P. Schechter, Chairperson of the Audit Committee

Joni Kahn

Thomas L. Massie

ANNEX II

Opinion of Jefferies Broadview

March 14, 2007

The Board of Directors

MapInfo Corporation

One Global View

Troy, New York 12180

The Special Committee of the Board of Directors

MapInfo Corporation

One Global View

Troy, New York 12180

Members of the Board of Directors and

Members of the Special Committee:

We understand that MapInfo Corporation (the “Company”), Pitney Bowes Inc. (“Parent”), and Magellan Acquisition Corp., a wholly-owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which (i) Purchaser would commence a tender offer (the “Tender Offer”) for all outstanding shares of the common stock, par value $0.002 per share, of the Company (the “Common Stock”) for $20.25 per share, net to the seller in cash (the “Consideration”), and (ii) Purchaser would be merged with the Company in a merger (the “Merger”), in which each share of Common Stock not acquired in the Tender Offer, other than shares of Common Stock that are owned by the Company, Parent, Purchaser or by any wholly-owned subsidiary of the Company or Parent, all of which shares will be canceled, or as to which dissenters rights have been properly exercised, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders, other than Parent and its affiliates.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated as of March 13, 2007 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company;

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(iii)	reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by the Company or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company, the Board of Directors (the “Board”) and the Special Committee of the Board (the “Special Committee”), including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of shares of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction.

It is understood that our opinion is for the use and benefit of the Board and the Special Committee in your consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of shares of Common Stock should tender such shares pursuant to the Tender Offer or how any holder of shares of Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the

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fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time.

We have been engaged to act as financial advisor to the Special Committee in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financial advisory and financing services to the Company and may continue to do so, and have received, and may receive, fees for the rendering of such services. We maintain a market in the securities of the Company, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders, other than Parent and its affiliates.

Very truly yours,

Jefferies Broadview

a division of Jefferies & Company, Inc.

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